
03028892

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
8/1/03

Report of Foreign Private Issuer


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH, D.C.
181 SECTION

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 001-14944

Mad Catz Interactive, Inc.

(Registrant's name)

PROCESSED
AUG 08 2003
THOMSON FINANCIAL

141 Adelaide Street West, Suite 400, Toronto, Ontario M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibits

Exhibit 1 2003 Annual Report of Mad Catz Interactive, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2003

MAD CATZ INTERACTIVE, INC.

By: 

Cyril Talbot III
Chief Financial Officer

MAD CATZ INTERACTIVE, INC.

2003 ANNUAL REPORT



MAD CATZ



_ DEAR FELLOW SHAREHOLDERS

For Mad Catz and the economy at large, fiscal 2003 was a period of challenge and opportunity. Nevertheless, over the last twelve months Mad Catz has rebuilt margins, grown sales, acquired a new proprietary product, established partnerships and solidified its position as the world's leading third party provider of accessories for video game consoles. We are the preferred supplier for most major retailers in North America and beyond.


MAD CATZ®

Mad Catz worked throughout fiscal 2003 to address weakness in the global economy and industry specific challenges, lower than expected demand for video game products and the liquidation of inventory from the now defunct company that was once our largest competitor. With a focus on long-term industry leadership, we established new retail accounts and strengthened existing ones, expanded European distribution, introduced successful new products, and acquired GameShark, one of the leading brands in the interactive entertainment industry. We made strategic investments in areas including co-op advertising, the GameShark launch, and higher inventory levels. These investments supported our industry leadership and we believe will reward us longer-term with further growth and improved profitability.

In the face of a continually changing environment, Mad Catz strives to operate efficiently, provide the highest quality, most innovative, value priced video game accessories available, and build the best retail relationships possible. As a result of our fiscal 2003 initiatives, we believe Mad Catz is positioned to increase its share of the video game accessory market. Throughout fiscal 2004 Mad Catz intends to remain focused on creating new opportunities while leveraging the Company's continued top line growth into enhanced operating results.

" WITH A FOCUS ON LONG-TERM INDUSTRY LEADERSHIP, WE ESTABLISHI NEW RETAIL ACCOUNTS AND STRENGTHENED EXISTING ONES, EXPANDED EUROPEAN DISTRIBUTION, INTRODUCED SUCCESSFUL NEW PRODUCT: AND ACQUIRED GAMESHARK

FINANCIAL HIGHLIGHTS U.S. Dollars Millions, except per share amounts	**Fiscal 2003**	Fiscal 2002
Net Sales	$ 91.7	$ 83.3
Gross Profit	$ 21.0	$ 18.4
EBITDA	$ 4.9	$ 6.6
Net Income	$ 1.2	$ 1.5
Income per share	$ 0.02	$ 0.03

FISCAL 2003 HIGHLIGHTS

- Improved retail penetration as Mad Catz' products are now offered in nine of the top ten interactive entertainment retailers in the United States. Awarded top honors from retail accounts for excellence, such as Vendor of the Year by Target Corporation.
- Increased penetration into the Canadian market, another region where Mad Catz has emerged as the sales leader.
- Successfully implemented a United Kingdom direct sales initiative. UK direct sales began in early calendar 2002 and, by the 2002 holiday season, Mad Catz had become the top selling third party accessory manufacturer in the U.K.
- Replaced slower selling SKUs with innovative new products that met with acceptance from retailers and consumers. Successful introductions include Lynx wireless for PS2 and Xbox and the MicroCON controllers now available for every next-generation console.
- Acquired GameShark brand and associated intellectual property bringing North America's leading brand of software enhancements into the Mad Catz portfolio of products.

FINANCIAL RESULTS

For the 2003 fiscal year ended March 31, 2003, Mad Catz reported record net sales of $91.7 million, up from $83.3 million in fiscal 2002, even though Mad Catz' licenses for PS2 memory cards expired in the third fiscal quarter 2002 for North America with sales to Europe ending very early in fiscal 2004. When excluding all current and past PS2 memory card sales, Mad Catz' fiscal 2003 sales increased approximately 36%, compared to fiscal 2002. While the PS2 memory card was an important product for Mad Catz, the sales growth without this product demonstrates the Company's ability to drive sales growth through product design and retail relationships. Gross profit in fiscal 2003 increased to $21.0 million, from $18.4 million in fiscal 2002. Net income for the year ended March 31, 2003 declined slightly to $1.2 million, compared to $1.5 million in the year-ago period.

Selling and administrative expenses for the year ended March 31, 2003 increased to $16.0 million, versus $12.2 million in the twelve-month period ended March 31, 2002. Over the same interval, selling expenses as a percentage of net sales increased to 9.5 percent, from 8.7 percent in fiscal 2002, while administrative expenses in fiscal 2003 increased to 8.0 percent of net sales, from 5.9 percent in fiscal 2002. The increased selling and administrative expenses reflect higher costs associated with overall sales growth, cooperative advertising to support the introduction of products at new accounts, and the launch of GameShark as well as an increase in legal expenses.

As a result of increased inventory requirements, primarily to support sales growth, the European direct distribution initiative and the GameShark product line, Mad Catz' inventory at March 31, 2003 was $18.4 million, approximately $2.5 million higher than at March 31, 2002.

"MAD CATZ IS THE ONLY SOURCE OFFERING A COMPLETE ARRAY OF HARDWARE AND SOFTWARE ENHANCEMENTS FOR THE GAMING CONSOLES."


MAD CATZ

MARKET LEADING PRODUCTS

In January, Mad Catz announced the acquisition of the GameShark brand and associated intellectual property from our former largest competitor, whose has ceased operations. GameShark is one of the leading brands in the interactive entertainment space and we believe is viewed by gamers as the leading brand of software enhancements. In conjunction with our partner Fire International, Mad Catz was able to ship its first GameShark product within six weeks of acquiring the brand. Since shipping GameShark 2 for PlayStation 2 in March, Mad Catz has announced new products that will bring the GameShark experience to all major current console and hand held offerings on the market.

In addition, the Mad Catz team concurrently designed and launched a complete line of accessories for Nintendo's new Game Boy Advance SP. Furthermore, Mad Catz was the only company with a full line of Game Boy Advance SP accessories available at Nintendo's March launch.

With Mad Catz' traditional hardware accessories and the new GameShark software enhancements, Mad Catz is the only source offering a complete array of hardware and software enhancements for the gaming consoles. The ability to provide retailers and consumers with a full assortment of all the accessories they need not only simplifies the process for retailers, but highlights Mad Catz' commitment and desire to provide a full line of the best products available worldwide.

Looking into Fiscal 2004, Mad Catz intends to extend its tradition of product and technological innovation as evidenced by the new offering announcements made at the industry's largest trade show, the Electronic Entertainment Expo or E3, held in May 2003. We are excited about the reception received by Mad Catz' RetroCON controller, which incorporates a classic design evocative of the early years of video gaming, the GameShark media player, a software enhancement that lets users stream music, video and images from their computers through their PS2s and the updated Lynx wireless controllers, which now operate at the 2.4 GHz range, allowing them to be sold globally.

INDUSTRY OUTLOOK

Mad Catz participates in a $1 billion plus segment of an industry that in calendar 2002 grew to record sales of more than $10 billion. Interactive entertainment continues to be a fast growing industry, and with better design and manufacturing capabilities and retail distribution agreements than at any time in the Company's history, we believe that Mad Catz is poised for continued growth in fiscal 2004.

" INTERACTIVE ENTERTAINMENT CONTINUE TO BE A FAST GROWING INDUSTRY, WE BELIEVE THAT MAD CATZ IS POISED FOR CONTINUED GROWTH IN FISCAL 2004."

"WE ARE FOCUSED ON DEPLOYING OUR PEOPLE, PRODUCTS, AND FINANCIAL RESOURCES IN A MANNER DESIGNED TO DELIVER GREATER RETURNS TO OUR SHAREHOLDERS."


MAD CATZ

In the second half of Mad Catz' 2004 fiscal year, our industry will move into the back half of the current console cycle. This period represents an opportunity for Mad Catz because we believe that, as in previous cycles, console manufacturers will likely move to a more mass-market pricing structure for their systems, giving Mad Catz greater access to the price-sensitive consumer. The newest part of our business, software enhancements, is another area where Mad Catz intends to seek continued growth and innovation as we leverage the potentials of the GameShark platform and its broadbrand awareness.

We believe that we are ready for the challenges of the coming year and that the Company's continued efforts will enable us to reduce costs and improve operational efficiencies, to deliver more innovative product offerings and to broaden our presence in North America and internationally. We are focused on deploying our people, products, and financial resources in a manner designed to deliver greater returns to our shareholders. We believe this is possible based on our continued optimism about the vibrancy of our industry, Mad Catz' opportunities to grow market share, our focus on prudent expense management and our dedication to leveraging sales growth into an improved bottom line.

We appreciate the efforts and contributions of our employees, the strength and counsel of the board of directors and the loyalty and support of our shareholders and look forward to reporting to you on our progress in fiscal 2004.

Sincerely,

PATRICK BRIGHAM
Chairman

MORRIS PERLIS
President and Chief Executive Officer

June 27, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the Fiscal Year Ended March 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].**

For the transition period from __________ to __________.

Commission file number 1-14944

MAD CATZ INTERACTIVE, INC.
(Exact name of Registrant as specified in its charter)

MAD CATZ INTERACTIVE, INC.
(Translation of Registrant's name into English)

Canada
(Jurisdiction of incorporation or organization)

141 Adelaide St. West
Suite 400
Toronto, Ontario M5H 3L5
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report.

53,206,719

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☒. Item 18 ☐.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The summary of financial information set forth below is derived from and should be read in conjunction with the more detailed financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F (the "Form 20-F"). See "Independent Auditors Report" and "Financial Statements." The Company's fiscal year is from April 1 to March 31.

Mad Catz Interactive, Inc., (the "Company"), maintains its books and records in US dollars, and has prepared its financial statements contained in this Form 20-F in accordance with generally accepted accounting principles ("GAAP") in Canada, which vary in certain significant respects from GAAP in the United States. See Note 13 to the consolidated financial statements included in "Item 17. Financial Statements" elsewhere in this Form 20-F for a reconciliation of the fiscal year 2003 net income determined in accordance with GAAP in Canada to the net income determined in accordance with GAAP in the United States.

Beginning in fiscal year 2002, the Company changed its reporting currency from Canadian dollars to US dollars. In fiscal 2003, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new standards for the translation of foreign currencies. These bring Canadian practice into alignment with most other industrialized nations. This change has been applied retroactively as noted in Note 2 of the consolidated financial statements.

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION AUDITED

	Years Ended March 31,				
	2003	2002	2001	2000	1999
Canadian GAAP					
Net sales	$91,657,866	$83,337,134	$ 58,472,096	$47,821,587	$ —
Cost of sales	70,699,800	64,927,895	45,458,773	34,184,138	—
Gross profit	20,958,066	18,409,239	13,013,323	13,637,449	—
Expenses	18,959,062	14,392,354	13,675,583	8,710,118	54,791
Income (loss) before the under noted	1,999,004	4,016,885	(662,260)	4,927,331	(54,791)
Gain on sale of subsidiary	—	—	—	—	(1,571,583)
Gain on net accounts payable adjustment	—	—	—	(362,582)	(337,668)
Income (loss) before income taxes and goodwill charges(1)	1,999,004	4,016,885	(662,260)	5,289,913	1,854,460
Provision for income taxes	788,312	1,855,544	3,217,371	3,170,219	(187,489)
Income (loss) before goodwill charges and discontinued operations	1,210,692	2,161,341	(3,879,631)	2,119,694	2,041,949
Goodwill charges(2)	—	976,665	996,549	572,154	—
Net income (loss) from continuing operations	1,210,692	1,184,676	(4,876,180)	1,547,540	2,041,949
Net income (loss) from discontinued operations	—	302,095	(19,136,936)	2,238,503	806,644
Net income (loss)	$ 1,210,692	$ 1,486,771	$(24,013,116)	$ 3,786,043	$ 2,848,593
Basic and diluted net income (loss) per share	$ 0.02	$ 0.03	$ (0.53)	$ 0.11	$ 0.17
Dividends per share	—	—	—	—	—
US GAAP					
Income (loss) before goodwill charges, discontinued operations, and income taxes	$ 2,418,824	$ 3,499,615	$ (662,260)	$ 5,289,913	$ 1,854,460
Income (loss) from continuing operations	$ 1,630,512	$ 667,406	$ (4,876,180)	$ 1,547,540	$ 2,041,949
Net income	$ 1,630,512	$ 969,501	$(24,013,116)	$ 3,786,043	$ 2,848,593
Basic and diluted net income (loss) per share	$ 0.03	$ 0.02	$ (0.53)	$ 0.11	$ 0.17

SELECTED CONSOLIDATED BALANCE SHEET INFORMATION AUDITED

	As of March 31,		
	2003	2002	2001
Cash	$ 1,234,104	$ 1,902,966	$1,455,480
Accounts receivable	16,530,226	10,276,547	6,810,779
Inventories	18,413,299	15,918,898	13,493,306
Future tax assets	3,030,550	2,070,835	2,484,398
Capital assets	1,729,310	1,919,749	1,733,516
Goodwill	17,737,549	16,362,175	17,529,191
Total assets	65,591,288	50,195,368	45,668,270
Bank loan	17,076,993	4,335,084	8,670,796
Accounts payable and accrued liabilities	16,004,283	16,106,044	8,562,687
Subordinated debt	—	—	3,338,719
Future tax liability	85,829	136,886	407,182
Shareholders' equity	32,424,183	29,617,354	24,688,886
Accumulated deficit	(15,903,579)	(17,114,271)	(18,601,042)
Number of common shares	53,206,719	52,909,548	48,203,035

(1) As of March 31, 2000, the Company adopted provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section on business combinations. This section permits, but does not require, entities to present goodwill amortization expenses and goodwill charges on a net of tax basis as a separate line item in the income statement after income taxes.

(2) On April 1, 2002, the Company adopted Section 3062 of the CICA Handbook on goodwill and intangible assets. Section 3062 discontinues the amortization of goodwill.

In addition to historical information, this Form 20-F contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as "could," "may," "will," "should," "expect," "plan," "anticipate," "believe," "intend," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of these risks and uncertainties and certain other factors, including those discussed in "Risk Factors" below. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

EBITDA RECONCILIATION (Unaudited)

EBITDA represents net income plus interest, taxes, depreciation and amortization.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Years Ended March 31,		
	2003	2002	2001
	(Expressed in $ millions)		
Net income	$ 1.2	$1.5	$(24.0)
Adjustments:			
Interest expense	1.7	1.2	1.3
Income tax expense	0.8	1.9	3.2
Depreciation and amortization	1.2	1.0	0.8
Goodwill amortization	—	1.0	1.0
EBITDA	$ 4.9	$6.6	$(17.7)

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

The Company's future financial results depend upon numerous factors and are subject to many risks and uncertainties. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that may be immaterial at this time may impair the Company's business operations and future financial condition, results of operations or liquidity.

A significant portion of the Company's revenue is derived from a few large customers.

The Company is dependent on a small number of large customers. The Company's top two customers accounted for approximately 34% of the Company's gross sales for fiscal year 2003, 48% in fiscal 2002 and 43% in fiscal 2001. In fiscal 2003, the Company's two largest customers were Target and Wal-Mart. The Company's top 10 customers accounted for approximately 76% of gross sales in fiscal 2003, 81% in fiscal 2002 and 81% in fiscal 2001. The Company does not have long-term agreements with these or other significant customers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that these or other customers will continue to do business with the Company or that they will maintain their historical levels of business. The loss of either of these customers or any of the Company's other significant customers could have a material adverse effect on the Company's business, results of operations, financial condition and liquidity.

Some of the Company's license agreements with video game console developers have expired or may expire within the next fiscal year, which could limit the Company's product offerings and significantly reduce its revenues.

Historically, a majority of the Company's revenues has come from the sale of video game accessories for use with video game consoles sold by Sony Corporation ("Sony"), Nintendo Company, Ltd. ("Nintendo"), Microsoft Corporation ("Microsoft") and Sega Corporation ("Sega"). Some, but not all, of the Company's products compatible with these video game consoles have been produced under license agreements pursuant to which the Company received proprietary and other useful information, including use of first party logos. Products produced under first party license agreements accounted for approximately 26% of gross sales in fiscal 2003, 44% in fiscal 2002, and 36% in fiscal 2001. These licenses can be further categorized as products that are dependent on the license to generate on-going sales ("License Dependent Products") and products that receive a marketing advantage due to the use of first party logos and trademarks ("Marketing Licenses"). License Dependent Products accounted for approximately 16% of gross sales in fiscal 2003, 30% in fiscal 2002, and 20%

in fiscal 2001. Products manufactured under Marketing Licenses accounted for approximately 10% of gross sales in fiscal 2003, 14% in fiscal 2002 and 16% in fiscal 2001. Some of these license agreements have expired and others may expire, which could limit the Company's product offerings and significantly reduce its revenues.

In particular, the Company's North American license for the Sony PlayStation 2 Memory Card expired on December 31, 2001, and its international license for the Sony PlayStation 2 Memory Card expired on November 27, 2002. The Sony PlayStation 2 Memory Card accounted for approximately 16% of gross sales in fiscal 2003, 30% in fiscal 2002, and 20% in fiscal 2001, under these combined licenses. The reduction from fiscal 2002 to 2003 is due to the loss of the North American license in fiscal 2002. The Company does not expect to renew or replace these licenses. Without these licenses, the Company is unable to produce or sell the Sony PlayStation 2 Memory Card. As a result, the Company has discontinued sales of the Sony PlayStation 2 Memory Card. If the Company is unable to generate sufficient revenue from sales of other products to replace this revenue, its financial condition and results of operations could be materially and adversely affected.

Historically, sales generated by products subject to Marketing Licenses were predominantly from Microsoft, Sony and Sega licenses. The decline is due to the expiration of licenses on Sony products, declining sales of Sega licensed products and subsequent expiration of the Sega licenses, more than offsetting increasing sales of Microsoft licensed products. The expiration of the Sony and Sega marketing licenses does not prevent the Company from continuing to market the products; it only prevents the Company from using the first party logos in its marketing efforts.

The Company has a peripheral and compatibility license from Microsoft covering products relating to Microsoft's Xbox video game console. This license will expire on February 28, 2004. Unless either Microsoft or the Company provides notice of its desire to terminate the license at least ninety (90) days prior to that date, the agreement will automatically renew for an additional one year period. While the Company has no intention to terminate the agreement and has not received any indication from Microsoft that it desires to terminate the agreement, no assurance can be given that the agreement will not expire in accordance with its terms. The Company is uncertain whether it will be able to renew or replace the Microsoft license. Nonetheless, this license only relates to the use of Microsoft's logo on the Company's products, so even without the license, the Company would be able to continue producing and selling similar products which do not contain the logo. There can be no assurance, however, that sales of unlicensed products will be equivalent to sales of the licensed products. Any decline in the sale of such products could significantly reduce the Company's revenues and have a material adverse effect on its financial condition and results of operations.

The Company does not have any license agreements with Sony or Nintendo. The absence of license agreements with Sony or Nintendo (or the loss of the Microsoft license) could result in the Company being unable to efficiently and cost effectively design future generations of compatible accessories. In the event Nintendo, Sony or Microsoft enters into license agreements with the Company's competitors and not with the Company, the Company would be placed at a substantial competitive disadvantage, which could materially and adversely affect its business, results of operations, financial condition and liquidity.

The Company must stay at the forefront of technology and any inability to do so would have a material adverse effect on the Company's results of operations, financial condition and liquidity.

The high-tech industry is characterized by rapid technological advances, evolving industry standards, frequent new product introductions and enhancements and changing customer requirements. Much of the development of the Company's new product offerings is dependent upon the Company's ability to reverse engineer first party products as they are introduced by the manufacturers, and the introduction of products that effectively prevent or delay the Company's ability to effectively develop products through reverse engineering could prevent the Company from developing new products, which would harm the Company's business operations, financial condition, results of operations and liquidity. The introduction of products embodying or based upon new technologies and the emergence of new industry standards could render the Company's existing inventory of products obsolete, incompatible with new consoles and unmarketable. The Company's future success will depend upon its ability to introduce new products that keep pace with technological developments, respond to evolving end-user requirements and achieve market acceptance. If the Company fails to develop and introduce these enhancements or new products, or if these products are not accepted by its intended customers, the Company's business could be materially harmed.

The Company's financial results are dependent on timely introduction of new products, and any failure to introduce new products to the marketplace may adversely affect the Company's business, results of operations, financial condition and liquidity.

New products introduced within the fiscal year accounted for approximately 30% of gross sales in fiscal 2003, 26% in fiscal 2002, and 38% in fiscal 2001. In addition, new bundles, consisting of a number of new and/ or existing products sold in the same package, introduced within the fiscal year accounted for approximately 6% of sales in fiscal 2003, 9% in 2002 and 3% in 2001. There are numerous steps to develop a product from its conception to its commercial introduction and to ensure timely shipment to retail customers, including designing, sourcing and testing of the electronic components, receiving approval of hardware and other third party licensors, factory availability and manufacturing and designing the graphics and packaging. Any difficulties or delays in the process will likely result in delays in the contemplated product introduction schedule. It is common in new product introductions or product updates to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture the product at all. Although these difficulties can be corrected or improved over time with continued manufacturing experience and engineering efforts, if one or more aspects necessary for introduction of products are not completed as scheduled, or if technical difficulties take longer than anticipated to overcome, the product introductions will be delayed, or in some cases may be terminated. No assurances can be given that products will be introduced in a timely fashion, and if new products are delayed, the Company's sales and revenue growth may be limited.

The typical life cycle of successful video game accessories is similar to the life of video game consoles which generally ranges from 2 to 5 years. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older products and increase the importance of the Company's ability to release new products on a timely basis. The Company must introduce new products in order to generate new revenues and/or to replace declining revenues from older products. The complexity of new video game systems has resulted in higher development expenses, longer development cycles, and the need to carefully monitor and plan the product development process.

Some of the Company's products have been only recently introduced and although they may experience strong initial market acceptance, no assurance can be given that any initial acceptance will result in future sales. As a general matter, the Company expects that sales of these products will decline over the product's life cycle, and the Company cannot predict the length of the life cycle for any particular product. In order to control costs, and take advantage of the limited shelf space provided to the Company, the Company must periodically discontinue some of its product offerings. The Company's long-term operating results will therefore depend largely upon its continued ability to conceive, develop and introduce new appealing products at competitive prices.

At the end of fiscal 2003, the Company had approximately 116 active products. The Company defines "active products" as products that have maintained gross sales in excess of $5,000 per quarter. Each product may be configured and sold in a number of different stock keeping units. In fiscal 2003 the Company introduced approximately 71 new products and discontinued approximately 38 products for a net increase of approximately 33 active products. At the end of fiscal 2002, the Company had approximately 83 active products. In fiscal 2002, the Company introduced approximately 71 new products and discontinued approximately 48 products for a net increase of approximately 23 active products.

If the Company does not introduce new products in a timely and efficient manner and in accordance with its operating plans, its results of operations, financial condition and liquidity could be negatively affected.

A significant portion of the Company's revenue is derived from a few products.

The Company is dependent on a small number of products to generate a significant proportion of its revenues. The Company's Top 10 products accounted for approximately 51% of gross sales in fiscal 2003, 65% in fiscal 2002, and 62% in fiscal 2001. No assurance can be given that these or other products will continue to gain consumer acceptance or that they will maintain their historical levels of sales. The loss of one or more of these products could have a material adverse effect on the Company's business, results of operations, financial condition and liquidity.

New video game platforms and development for multiple consoles create additional technical and business model uncertainties.

The Company's revenues are derived primarily from the sale of video game accessories for use with proprietary video game platforms, such as the Sony PlayStation and PlayStation 2, the Microsoft Xbox and the Nintendo GameCube, Game Boy Advance and Game Boy Advance SP. The success of the Company's products is significantly affected by commercial acceptance of new video game platforms and the life cycle of older platforms. In addition, the Company anticipates that its profitability may be impacted by the research and development expenses incurred to develop compatible accessories for new and updated video game platforms.

If first party manufacturers choose to design video game systems that do not operate with third party accessories and are successful in implementing technological barriers, the Company's ability to continue its current business plan would be limited and its business, financial condition, results of operations and liquidity would be harmed.

Changes to current video game platforms or introductions of new video game platforms may result in the Company's products becoming inoperable on some video game platforms, which would reduce sales of the products and adversely affect the Company's business, results of operations, financial condition and liquidity.

A significant proportion of the Company's revenues are derived from products that are reverse engineered. First party video game manufacturers, such as Sony, Microsoft and Nintendo, continually update their video game platforms to correct problems in the operating systems and reduce costs. These manufacturers also expend significant resources to create next generation video game platforms. For example, during the development of such product updates and new video game platforms, manufacturers may implement changes to the design of the new video game platforms that render the Company's products inoperable. If the Company's products become inoperable on one or more video game platforms, the Company's sales may be significantly reduced. Moreover, the Company may have excess inventory of products that does not operate properly with new gaming platforms, which would limit the growth of the Company and harm its business, results of operations, financial condition and liquidity. In fiscal 2003, the Company acquired the GameShark brand for approximately $5.1 million which is carried as an intangible asset. If this product was adversely impacted, sales may be reduced, having a material adverse effect on the Company's business, results of operations, financial condition, and the value of the intangible asset may have to be written down.

Errors or defects contained in the Company's products, or its failure to comply with applicable safety standards, could result in delayed shipments or rejection of the Company's products, damage to its reputation and exposure to regulatory or other legal action.

Any defects or errors in the operation of the Company's products may result in delays in their introduction. In addition, errors or defects may be uncovered after commercial shipments have begun, which could result in the rejection of the Company's products by its retailers, damage to the Company's reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm the Company's business. Adults and children could sustain injuries from the Company's products, and the Company may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, the Company's insurance coverage. The Company may also be unable to obtain adequate liability insurance in the future.

The manufacture and supply of the Company's products is dependant upon a limited number of third parties.

The Company relies on a limited number of manufacturers and suppliers for its products. There can be no assurance that these manufacturers and suppliers will be able to manufacture/supply the Company with sufficient quantities of its products to ensure consumer availability. Moreover, there can be no assurance that such manufacturers and suppliers will not refuse to supply the Company with product, and independently market their own competing products in the future or will not otherwise discontinue their relationships with or support of the Company. The failure of the Company to maintain its existing manufacturing and supplier relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, its results of operations, financial condition and liquidity. In addition, the Company obtains its GameShark products only from third party suppliers. If they are unable or unwilling for any reason to supply the Company with a sufficient quantity of GameShark products, the Company's revenues would be materially adversely affected.

Natural disasters or other events outside of the Company's control may damage the Company's facilities or the facilities of third parties on which the Company depends for the manufacture and distribution of its products.

The Company's North American distribution center and its operational headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. An earthquake or other natural disaster could disrupt the Company's operations at these facilities. Any of these disruptions or other events outside of the Company's control could impair the manufacture or distribution of products, damage inventory, interrupt critical functions or otherwise affect the Company's business negatively, harming the Company's business operations and future financial condition, results of operations or liquidity. In addition, if the facilities of the Company's third party product manufacturers are affected by earthquakes, power shortages, floods, monsoons, terrorism or other events outside of the Company's control, the Company's ability to obtain sufficient manufactured products could suffer.

Any disruption of shipping operations globally could harm the Company's business.

The Company relies on contract ocean carriers to ship virtually all of its products to its primary distribution centers in California and the United Kingdom. Retailers that take delivery of the Company's products in China rely on a variety of carriers to import those products. Any disruption or slowdown of service on importation of products caused by labor strikes, other labor disputes, terrorism, international incidents, lack of available shipping containers or otherwise could significantly harm the Company's business and reputation. In 2002, a key collective bargaining agreement between the Pacific Maritime Association and the International Longshore and Warehouse Union affecting shipping of products to the Western United States, including the Company's products, expired on September 1, 2002 and, after a temporary extension, resulted in an eleven-day cessation of work at West Coast docks. Although the Pacific Maritime Association and International Longshore and Warehouse Union have entered into a new collective bargaining agreement, any further disruption or slowdown of service on importation of products caused by labor disputes, terrorism, international incidents, lack of available shipping containers or otherwise could significantly harm the Company's business, results of operations, financial condition and liquidity.

The Company's pricing and product return policies and other promotional activities, may negatively impact the Company's sales and profitability and harm its business, results of operations, financial condition and liquidity.

Many of the Companies products are value-priced or feature enhanced versions of products offered by first party companies. Sales of products that compete with a similar first party product accounted for approximately 65% of gross sales in fiscal 2003, 73% in fiscal 2002 and 62% in fiscal 2001. In the event a first party, or other competitor, reduces its prices, the Company could be forced to respond by lowering its prices to remain competitive. If the Company is forced to lower prices, the Company will be required to "price protect" the products that remain unsold in its customers' inventories at the time of the price reduction. Price protection results in the Company issuing a credit to its customers in the amount of the price reduction for each unsold unit in the customer's inventory. The Company's price protection policies, which are customary in the video game industry, can have a major impact on the sales and profitability of the Company if the Company is forced to reduce the price of products for which a large inventory exists. It is also likely that the Company will experience additional price competition, which may lead to price protection, as it continues to introduce new and enhanced products.

To the extent the Company introduces new versions of products or changes its product sales mix, the rate of product returns may also increase above historical levels. Although the Company establishes allowances for anticipated product returns and believes its existing policies have resulted in allowances that are adequate, there can be no assurance that such product return obligations will not exceed the Company's allowances in the future, which would have a material adverse effect on future operating results.

The Company's business is seasonal and its financial results vary from period to period.

The video game and video game accessory industry is highly seasonal and the Company's operating results vary substantially from period to period. The Company generates a substantial portion of its sales during the Christmas season. The high level of seasonality causes the Company to take large risks in the purchase of inventory for the holiday season. There can be no guarantee that the Company or its customers will sell all their inventories. Excess inventory at year-end may result in financial losses from obsolescence, reserves, returns and markdowns.

Moreover, if expenses remain relatively fixed, but the Company's revenues are less than anticipated in any quarter, the Company's operating results would be adversely affected for that quarter. In addition, incurring unexpected expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings and other operating and financial results as anticipated by brokerage firms or industry analysts could result in an immediate and adverse effect on the market price of the Company's shares of its Common Stock ("Shares"). The Company may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the Share price.

Continued poor economic conditions, could harm the Company's business, results of operations, financial condition and liquidity.

Recent weak economic conditions in the United States and elsewhere have adversely affected consumer confidence and consumer sales generally. Further weakening of the economies of North America, Europe, Asia or other areas where the Company's products are sold could damage the Company's sales in these regions. Other changes in general economic conditions, such as greater demand or higher prices for plastic, electronic components, liquid crystal displays and fuel, may delay manufacture of the Company's products, increase its costs or otherwise harm the Company's margins and operating results.

The Company could be adversely affected by the bankruptcy of any of its customers.

On January 22, 2002, Kmart Corporation filed for bankruptcy protection. During the Company's fiscal year 2003, the Company extended credit to Kmart on specific payment terms. On April 23, 2003, Kmart's plan of reorganization was approved, and on May 6, 2003, Kmart emerged from bankruptcy. The Company continues to do business with Kmart. There can be no assurance that Kmart will not experience further financial difficulties in the future. If Kmart or any of the Company's other customers were to experience difficulties in the future, the Company's business, results of operations, financial condition and liquidity could be harmed.

No Assurance of Growth

The Company's current business strategy emphasizes the continued expansion of retail account penetration, while focusing on maximizing the profitability of each sale. Sales to customers that did not have recorded sales in the prior 12 months accounted for approximately 21% in fiscal 2003, 15% in fiscal 2002, and 11% in fiscal 2001. The Company now sells products to nine of the ten largest retail companies in North America. North American sales represented approximately 79% of the total gross sales of the Company in fiscal 2003, 88% in fiscal 2002, and 82% in fiscal 2001. The decline in North American sales from fiscal 2002 to fiscal 2003 was largely due to the increase in sales from new customers and new products being more than offset by the loss of the North American PS2 memory card license. In fiscal 2002 the North American PS2 memory card license accounted for approximately 22% of gross sales. In fiscal 2002, the Company's growth strategy expanded to include direct sales to retail accounts in certain European territories. In fiscal 2003, European sales accounted for approximately 18% of gross sales compared to 9% in fiscal 2002, and 13% in fiscal 2001. There can be no assurance that the Company will achieve future growth in net sales or that it will be able to maintain its present levels of net sales or profitability.

Any loss of China's Normal Trade Relations "NTR" with the United States, or any changes in tariffs or trade policies, could increase the Company's manufacturing expenses and make it more difficult for the Company to manufacture its products in China, if at all.

The majority of the Company's products are manufactured in China and exported from Hong Kong and China to the United States and worldwide. Its products sold in the United States are currently not subject to United States import duties. However, as a result of opposition to policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of NTR status for China. The loss of NTR status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China could increase the Company's manufacturing expenses and make it more difficult for the Company to manufacture its products in China, if at all.

The Company's manufacturing relationships in China may be adversely affected by changes in the political, economic and legal environment in China.

The Company maintains offices in Hong Kong and in China. The success of the Company's current and future operations in Hong Kong and China is highly dependent on the Chinese government's continued support of economic reform programs that encourage private investment, and particularly foreign private investment. There is no assurance that the Chinese government's current policy of allowing companies to export goods manufactured in China will continue. A change in these policies by the Chinese government could adversely affect the Company by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, prohibiting the Company from manufacturing its products in China or disallowing it to ship its manufactured products from China into Hong Kong or to ship finished products out of Hong Kong or otherwise shutting down the Company's offices in Hong Kong and China. Although the Chinese government has chosen economic reform policies to date, no assurance can be given that it will continue to pursue such policies or that such policies will not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

The Company's sources of manufacturing and distribution capabilities could be adversely affected by ongoing tensions between the Chinese and Taiwanese governments. In the event that Taiwan does not adopt a plan for unifying with China, the Chinese government has threatened military action against Taiwan. As of yet, Taiwan has not indicated that it intends to propose or adopt a reunification plan. If an invasion were to occur, the supply of components from Taiwanese suppliers that are used in the Company's products could be interrupted, potentially limiting the production of the Company's products. Invasion could also lead to sanctions or military action by the United States and/or European countries, which could materially effect the Company's sales to those countries.

China does not have a comprehensive system of laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment by a court in a different jurisdiction. The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Company to substantial Chinese taxes in the future.

The Company depends upon the availability of capital under its credit facility to finance its operations. Any additional financing that the Company may need may not be available on favorable terms, or at all.

In addition to revenue generated from sales of its products, the Company finances its operations with a $35.0 million Credit Facility (the "Credit Facility") provided by Congress Financial Corporation and affiliates ("Congress"), an unrelated party. The Credit Facility is scheduled to expire on September 25, 2003. The Credit Facility will automatically renew for an additional one year period unless either party gives written notice to the other party seeking to terminate the Credit Facility at least 60 days prior to the expiration date. On July 23, 2003, the Company received notice from Congress, that it has agreed to extend the renewal date of the Credit Facility to September 25, 2004. In addition, if the Company violates any of the financial or other covenants contained in the Credit Facility, the Company will be in default under the Credit Facility. If a default occurs and is not timely cured or waived by Congress, Congress could seek remedies against the Company, including: (1) penalty rates of interest, (2) immediate repayment of the debt or (3) foreclosure on assets securing the Credit Facility. The Company was not in compliance with the Adjusted Tangible Net Worth Covenant contained in the Credit Facility as of the end of fiscal year 2003 due to the acquisition of the GameShark intellectual property. On May 20, 2003, Congress waived the Company's breach of this covenant through September 25, 2003. No assurance can be given that the Company will continue to maintain compliance with these covenants or that Congress will waive compliance with any of these covenants in the future. The credit facility is asset based and can only be drawn down in an amount to which eligible collateral exists and can be negatively impacted by extended collection of accounts receivable, unexpectedly high returns and slow moving inventory, among other factors.

If the Company needs to obtain additional funds for any reason, including the termination of the Credit Facility, increased working capital requirements, possible acquisitions or otherwise, there can be no assurance that alternative financing can be obtained on substantially similar or acceptable terms, or at all. The failure of the Company to promptly obtain alternate financing could limit the Company's ability to implement its business plan and have an immediate, severe and adverse impact on the Company's business, results of operations, financial condition and liquidity. In the event that no alternative financing is available, the Company would be forced to drastically curtail operations, or dispose of assets, or cease operations altogether.

The Company may be faced with legal challenges related to its products, including that its products infringe the third parties' intellectual property rights, that could cause the Company to incur significant litigation or licensing expenses or could prohibit the Company from producing or marketing some or all of the products entirely.

Although the Company does not believe that its products infringe the proprietary rights of any third parties, there can be no assurance that infringement or other legal claims will not be asserted against the Company or that any such claims will not materially adversely affect the business, financial condition, or results of operations. Regardless of their validity or success, such claims may result in costly litigation, cause diversion of the Company's management's time and attention, cause product shipment delays or require the Company to enter into royalty or licensing agreements, which may not be available on terms acceptable to the Company, or at all. If licensing arrangements are required but unavailable, the Company may be prohibited from marketing and distributing these products. In addition, the Company could also incur substantial costs to redesign its products to comply with legal orders or contractual arrangements. Any of these costs or outcomes could adversely affect the Company's business, results of operations, financial condition and liquidity.

On February 10, 2003, Electro Source, LLC ("Electro Source") filed a complaint against Mad Catz, Inc., a wholly-owned subsidiary of the Company ("MCI"), and Fire International Ltd. ("Fire International"), as well as other individual defendants, in the Superior Court in Los Angeles County, California entitled, *Electro Source, LLC v. Fire International, Ltd., et al.*, Case No. BC 290076. In its complaint, Electro Source asserted claims against MCI for misappropriation of trade secrets, conspiracy to defraud, interference with contractual relationship and interference with prospective economic advantage in connection with Fire International's agreement to supply Mad Catz with product to be marketed under the Company's GameShark brand and the termination of Fire International's prior business relationship with Electro Source.

Electro Source moved for a temporary restraining order to prevent MCI from marketing or otherwise distributing the GameShark products. After a hearing on the matter, the Court denied Electro Source's motion and refused to enter the temporary restraining order. Trial has been set for April 14, 2004. The case is currently in the early stages of discovery. While the Company intends to vigorously defend this matter, there can be no guarantee that it will ultimately prevail or that damages will not be assessed against MCI. An adverse determination by the Court or jury could seriously impact the Company's revenues and its ability to continue to distribute the GameShark products.

The Company's intellectual property rights may not prevent its competitors from using its technologies or similar technologies to develop competing products, which could weaken the Company's competitive position and harm its financial results.

The Company's success depends in part on the use of proprietary technologies. The Company relies, and plans to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect its proprietary rights. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with selected parties with whom the Company conducts business to limit access to and disclosure of its proprietary information. These contractual arrangements and the other steps the Company has taken to protect its intellectual property may not prevent misappropriation of that intellectual property or deter independent third-party development of similar technologies. Monitoring the unauthorized use of proprietary technology and trademarks is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert the Company's management and key personnel from its business operations. The steps taken by the Company may not prevent unauthorized use of its proprietary technology or trademarks. Many features of the Company's products are not protected by patents, and, as a consequence, the Company may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. If the Company fails to protect or to enforce its intellectual property rights successfully, its competitive position could suffer, which could adversely affect its financial results.

The Company may pursue acquisitions, which would subject its business to additional risks.

The Company may expand its operations or product offerings through the acquisition of additional businesses, products or technologies. A recent example is the acquisition of GameShark intellectual property. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational or financial problems. Acquisitions involve a number of risks, including:

- diversion of management's attention,
- failure to retain key acquired personnel,
- difficulty in integrating and absorbing the acquired business, its employees, corporate culture, managerial systems and services,
- customer dissatisfaction or performance problems with an acquired business,

- lawsuits and legal liabilities, and
- other unanticipated events or circumstances.

Some or all of these risks could have a material adverse effect on the Company's acquired businesses, products or technologies. Furthermore, there can be no assurance that any acquired business, product, or technology will be profitable or achieve anticipated revenues and income. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, results of operations and financial condition.

There are numerous risks associated with the Company's international operations, any number of which could harm the Company's business.

The Company's head office is in Canada, with operational headquarters located at offices in San Diego, California. Approximately 79% of its sales in fiscal year 2003 were generated in North America, and a substantial majority of its products are manufactured by third parties in Hong Kong and China. The Company also has an office in the United Kingdom. The geographical distances between the Company's operations create a number of logistical and communications challenges. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across long distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries.

In addition, there are other risks inherent in international operations, which could result in disruption or termination of supply of the Company's products available for sale. These risks include, but are not limited to:

- unexpected changes in regulatory requirements, taxes, trade laws and tariffs;
- political instability and the potential reversal of current favorable policies encouraging foreign investment or foreign trade by host countries;
- differences in labor laws, labor unrest and difficulties in staffing;
- longer payment cycles;
- fluctuations in currency exchange rates, and potential adverse tax consequences;
- limitations on imports or exports of components or assembled products, or other travel restrictions; and
- differing intellectual property rights and protections.

These factors could materially and adversely affect the Company's business, operating results, and financial condition.

The recent outbreak of severe acute respiratory syndrome, or SARS, in China, Hong Kong, Singapore and Toronto may have a negative impact on the Company's business operations and future financial condition, results of operations or liquidity. The Company's operations may be impacted by a number of SARS-related factors, including, but not limited to, disruptions at manufacturing operations located in China that the Company uses, reduced demand for the Company's products and increased supply chain costs.

Since the Company's financial results are reported in United States dollars, fluctuations in the value of the United States dollar relative to the Canadian dollar, British pound, Euro and other currencies could materially affect the Company's results. Historically, the Company has not engaged in hedging transactions to reduce the risk of currency fluctuation. However, upon opening a sales office in the United Kingdom in early 2002, the Company now denominates some sales invoices in British pounds and Euros. Accordingly, the Company engages in hedging transactions in an attempt to partially mitigate the effect of foreign currency variations on the financial results, but there is no guarantee that such attempts will be successful.

Failure to attract, retain and motivate skilled personnel would have a material adverse effect on the Company's results of operations, financial condition or liquidity.

The Company's ability to achieve its revenue and operating performance objectives will depend in large part on its ability to attract and retain qualified and highly skilled sales, marketing, operations, logistics, management, engineering and finance personnel. The Company competes for its personnel with other companies, and competition for such personnel is intense and is expected to remain so for the foreseeable future, particularly for those with relevant technical expertise. Failure to retain and expand its key employee population could adversely affect the Company's business and operating results.

The Company is heavily dependent upon its senior management team. The continued availability of this team will be a major contributing factor to the Company's future growth. In the event that any member of senior management becomes unavailable for any reason, the Company could be materially and adversely affected. The Company does not maintain key-man life insurance on any of its senior management.

Competition for market acceptance and retail shelf space and pricing competition affect the Company's revenue and profitability.

The video game accessory market is highly competitive and the barriers to entry are low. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. If the Company's products are not successful, its operations and profitability will be negatively impacted. Competition in the video game accessory industry is based primarily upon:

- the availability of significant financial resources;
- the quality of products;
- reviews received for an accessory from independent reviewers;
- access to retail shelf space;
- the success of the game console for which the products were developed;
- the price at which the products are sold; and
- the number of other products for the system for which the products were developed.

Some of the Company's competitors, particularly the first party manufacturers, enjoy competitive advantages, such as longer operating histories, larger technical staffs, more established and larger sales and marketing organizations, significantly greater financial and other resources, ability to respond more quickly to new or emerging technologies and changes in customer requirements or ability to establish or strengthen cooperative relationships with retailers, distributors and other marketers.

Increased competition from these and other sources could require the Company to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional acquisitions that may be less favorable than what the Company could otherwise establish or obtain, and thus could have a material adverse effect on the Company's business, financial condition and results of operations. No assurance can be given that the Company will be able to compete effectively in its markets.

The Company has implemented a rights plan that could prevent or delay an acquisition of the Company that may be beneficial to its stockholders and could result in additional dilution to the stockholders.

The Company has adopted a shareholder rights plan in an attempt to ensure that shareholders receive a fair price in the event that a person seeks to acquire the Company. Under the rights plan, shareholders hold certain rights, which entitle them to purchase additional Shares in response to a take-over bid or tender offer, at a substantial discount from the prevailing market price of the Shares, and vote the additional Shares. The existence of the rights plan could result in a decrease in investor interest, and an accompanying downward pressure on the market price of the Shares, or could discourage, delay or prevent an acquisition of the Company under certain circumstances because of the increased difficulty faced by persons making a take-over bid for the Company. In addition, there could be substantial dilution of the Shares in the event that the permitted shareholders purchase additional Shares pursuant to the rights plan.

Any future terrorist attacks and other acts of violence or war may affect the demand for video game accessories, which may negatively affect the company's operations and financial results.

There can be no assurance that there will not be further action by the United States military or additional terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact the Company's physical facilities, those of its customers or potential customers or those of its manufacturers or suppliers. Also, these attacks may cause a reduction in the demand for video game accessories. Any additional actions by the United States against the people and organizations the United States believes to coordinate and facilitate terrorist activities could have a further impact on demand for consumer products in general and video game accessories in particular. Political and economic instability in some regions of the world may also result and could negatively impact the Company's international operations. The consequences of any of these armed conflicts are unpredictable, and the Company may not be able to foresee events that could have an adverse effect on its business. The continued threat of terrorism within the United States, Europe and the Middle East and the military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in delays or cancellations of customer orders, a general decrease in the demand for video game accessories, or the Company's inability to effectively market its products, the Company business and results of operations could be materially and adversely affected. The Company is unable to predict whether the threat of terrorism or the responses thereto will result in any long term commercial disruptions or if such activities or responses will have a long term material adverse effect on the Company's business, results of operations, financial condition and liquidity.

Control by existing shareholders; anti-takeover effects.

The Company's officers and directors, in the aggregate, beneficially own approximately 17.5% of the Company's outstanding Shares as of March 31, 2003. As a result, if these shareholders acted together, they could exert substantial influence over the Company and many matters requiring shareholder approval, including, without limitation, the election of directors, modification of the Company's capital structure, adoption of stock option plans and award of grants thereunder, terms and conditions of a merger or consolidation of the Company with another company, and negotiation of the terms and conditions of a tender offer or take-over bid for the Shares made by another company. These shareholders could exercise this ability in a manner that advances their best interests and not necessarily those of the Company's other stockholders. This ownership concentration could also have the effect of delaying or preventing any acquisition of the Company, which could adversely affect the market price of the Shares and, in certain circumstances, prevent shareholders from receiving a premium over the then current market value for their Shares.

Penny stock rules may negatively impact the liquidity of the Shares.

The Shares are subject to rules promulgated by the United States Securities and Exchange Commission (the "SEC") relating to "penny stocks" which apply to certain companies whose shares trade at less than $5.00 per share and which do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell the Shares and may affect the secondary market for the Shares. These rules could also have a detrimental effect upon the Company's ability to raise funds in the primary market for Shares.

Volatility of Share price and absence of dividends.

The market price of the Shares has been and is likely to be highly volatile. Many factors could have a significant adverse impact on the market price of the Shares, including:

- the Company's or its competitors' announcements of technological innovations or new products by the Company or its competitors,
- governmental regulatory actions,
- developments with the Company's strategic alliances and collaborators,
- developments concerning proprietary rights of the Company or its competitors (including litigation),
- period-to-period fluctuations in the Company's operating results,
- changes in estimates of the Company's performance by securities analysts,
- market conditions for consumer technology stocks in general, and
- other factors not within the control of the Company.

The Company has never paid cash dividends on its Shares and does not anticipate paying any cash dividends in the foreseeable future.

Item 4. Information on the Company.

A. *History and Development of the Company*

The name of the Company is Mad Catz Interactive, Inc. The Shares trade on the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX") under the symbol "MCZ." The Company's corporate headquarters are located at 141 Adelaide Street West, Suite 400, Toronto, Ontario, M5H 3L5, Telephone (416) 368-4449. The Company's registered office is located at BCE Place, 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7. The Company's primary subsidiary—Mad Catz, Inc.—("MCI"), is located at 7480 Mission Valley Road, Suite 101, San Diego, California, 92108. The Company is in the business of designing, manufacturing and distributing video game accessories, which are compatible with Sony, Nintendo, and Microsoft video game platforms. The Company's video game accessories are marketed under the Mad Catz and GameShark brands.

The Company was incorporated under the Canada Business Corporations Act on August 25, 1993 under the name Patch Ventures Inc. ("Patch"). In 1994, Patch acquired all of the issued and outstanding shares of Legacy Manufacturing Corporation and changed its name to Legacy Storage Systems International Inc. In 1996, the Company changed its name to Tecmar Technologies International Inc. At that time, the Company conducted its principal business of designing and developing data storage systems for networks and workstations and marketing such systems to computer original equipment manufacturers and distributors through several operating subsidiaries.

In 1998, the Company sold the last of its operating businesses, Tecmar Technologies, Inc. and changed its name to Xencet Investments Inc. ("Xencet"). To meet the original listing requirements of the TSX, the Company then acquired all of the outstanding securities of Games Trader Inc., a private corporation incorporated pursuant to the laws of the Province of Ontario ("Games Trader") that sold previously played video games. Following the acquisition, the Company changed its name to Games Trader Inc. The Company later changed its name to GTR Group Inc. in 1999.

Effective August 31, 1999, the Company completed the acquisition of MCI, a private company incorporated under the laws of Utah that designs, manufactures and distributes video game accessories. In September 2001, the Company changed its name to Mad Catz Interactive, Inc.

General Organization of the Company

The Company is a corporation incorporated under the Canada Business Corporations Act. The Company has several operating subsidiaries: (i) MCI, (ii) 1328158 Ontario Inc., which distributes the Company's Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada ("MCC"), (iii) Mad Catz Europe, Limited, a corporation incorporated under the laws of England and Wales ("MCE") that sells the Company's Mad Catz and GameShark lines of video game accessories in Europe. In connection with a general corporate reorganization, the Company also beneficially owns all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong ("MCIA") that provides procurement services related to the manufacture of Mad Catz products. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware ("FX"), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws Hong Kong ("MCA"), which is currently inactive.

B. *Business Overview*

Video Game Controllers and Accessories

The Company's products include video game controllers and accessories of all types, such as control pads, game enhancement software, steering wheels, joysticks, memory cards, video cables, light guns, dance pads, and microphones. The sale of control pads accounted for approximately 43% of gross sales in fiscal 2003, 29% in fiscal 2002, and 23% in fiscal 2001. Memory card sales accounted for approximately 22% of gross sales in fiscal 2003, 37% in fiscal 2002, and 32% in fiscal 2001. Steering wheel sales accounted for approximately 8% of gross sales in fiscal 2003, 7% in fiscal 2002, and 13% in fiscal 2001. Software sales, including the sale of GameShark products, accounted for approximately 0% of gross sales in each of fiscal 2003, 2002, and 2001.

The Company manufactures (through third parties) the majority of its products in Asia. The Company products have been designed, developed, manufactured (through third parties) and marketed for all major console based video game platforms (such as Microsoft Xbox; Nintendo GameCube, Game Boy Advance, Game Boy Advance SP and Nintendo 64; Sony PlayStation and PlayStation 2; across all 16-, 32-, 64-, and 128-bit technology platforms). The sale of products designed for Sony's PlayStation 2 platform accounted for approximately 40% of gross sales in fiscal 2003, 45% in fiscal 2002, and 32% in fiscal 2001. Products for Microsoft's Xbox platform accounted for approximately 23% of gross sales in fiscal 2003, 11% in fiscal 2002, and 0% in fiscal 2001. Products for Nintendo's Game Boy, Game Boy Color, Game Boy Advance, and Game Boy Advance SP accounted for approximately 10% of gross sales in fiscal 2003, 15% in fiscal 2002, and 19% in fiscal 2001. Products for Nintendo's GameCube platform accounted for approximately 9% of gross sales in fiscal 2003, 4% in fiscal 2002 and 0% in fiscal 2001. Products for Sony's PlayStation platform accounted for approximately 7% of gross sales in fiscal 2003, 12% in fiscal 2002, and 29% in fiscal 2001.

Product Lifecycle

The typical life cycle of successful video game accessories is similar to the life of video game consoles which generally ranges from 2 to 5 years. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older products and increase the importance of the Company's ability to release new products on a timely basis. The Company must introduce new products in order to generate new revenues and/or to replace declining revenues from older products. The complexity of new video game systems has resulted in higher development expenses, longer development cycles, and the need to carefully monitor and plan the product development process.

The installed base of video game platforms, the Company's relationships with major retailers, and the expansion of product offerings, which have increased more than 35% each of the past two years, along with the compatibility of the majority of the Company products, have contributed to the Company's product sales success across the major platforms.

Sales Analysis

The Company's products are sold by 9 of the largest 10 retailers in North America. The Company also sells its products internationally within Europe (direct in the United Kingdom through MCE), South America, Australia, New Zealand and Japan.

Sales outside of North America represented approximately 21% of the Company's gross sales in fiscal year 2003, 12% for fiscal year 2002, and 18% in fiscal 2001.

Sales by Customer

The Company's top two customers accounted for approximately 34% of the Company's gross sales for fiscal year 2003, 48% in fiscal 2002 and 43% in fiscal 2001. In fiscal 2003, the Company's two largest customers were Target and Wal-Mart. No other customer represented more than 10% of the Company's gross sales in 2003. The Company's top 10 customers accounted for 76% of gross sales in fiscal 2003, 81% in fiscal 2002 and 81% in fiscal 2001.

Seasonality and the Volatility of Quarterly Results

The Company generates a substantial percentage of its net sales in the last three months of every calendar year. During fiscal year 2003, approximately 14% of the Company's net sales were generated in the first quarter, 19% in the second quarter, 44% in the third quarter and 23% in the fourth quarter. In fiscal 2002, approximately 17% of the Company's net sales were generated in the first quarter, 19% in the second quarter, 45% in the third quarter, and 19% in the fourth quarter. In fiscal 2001, approximately 9% of the Company's net sales were generated in the first quarter, 19% in the second quarter, 59% in the third quarter, and 13% in the fourth quarter. In fiscal 2003, fourth quarter share of sales was higher than fiscal 2002 because the slow consumer spending on video game accessories in the first 9 to 10 weeks of the quarter resulted in sales peaking more acutely in the last 2-3 weeks of the third quarter and replenishment occurring in the fourth quarter. In addition, the Company added significant product listings in the fourth quarter. In fiscal 2002, third quarter sales were boosted by the launch of Microsoft's Xbox platform and Nintendo's GameCube platform and fourth quarter sales were favorably impacted by the launch of Nintendo's Game Boy Advance platform and negatively impacted by the loss of the North American Sony PlayStation 2 Memory Card license. In fiscal 2001, sales were more heavily skewed to the third and fourth quarters due to the launch of Sony's PlayStation 2 platform. The Company's quarterly results of operations can be expected to fluctuate significantly in the future, as a result of many factors, including: seasonal influences on its sales; unpredictable consumer preferences and spending trends; the introduction of new video game platforms; the need to increase inventories in advance of the Company's primary selling season; and timing of introductions of new products. For a discussion of these and other factors affecting seasonality, see "Risk Factors—The Company's business is seasonal and financial results vary from period to period" elsewhere in this Form 20-F.

Strategy

In fiscal year 2001, the Company's management determined that the opportunity in the video game accessories business significantly outweighed the benefits of pursuing a diversification strategy. As such, a decision was made by the Company's board of directors to sell or discontinue the Company's non-video gaming accessory operations, and to focus on the Mad Catz business. By October 1, 2001, all assets of the Company's non-video game accessory businesses had been disposed of leaving only the Mad Catz video game accessory business.

The Company's key focus in fiscal year 2002 was developing new products to support the North American launch of the Microsoft Xbox and the Nintendo GameCube and Game Boy Advance video game platform, expanding its North American customer base, and expanding the number of products listed by each customer.

The Company developed and launched a complete line of accessories for the Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox video game platforms and Nintendo's Game Boy Advance hand held platform. The Company released approximately 71 new products in fiscal year 2002. At the beginning of fiscal 2002, the Company had key control pad placements in only 4 of the top 10 retailers in North America. By the end of fiscal 2002 the Company had placement in 8 of the top 10 retailers. The Company also established an office in the United Kingdom in January 2003 to begin direct sales to key European customers.

In fiscal 2003, the Company focused on developing and launching new products, expanding its North American customer base, and growing its European business in time for the European launch of the Microsoft's Xbox and Nintendo's GameCube video game platforms in the spring of 2002. During fiscal 2003 the Company launched 71 new products, including its newly acquired GameShark product, and expanded its North American control pad placement from 8 to 9 of the top 10 retailers. The Company became the leading third party video game accessory company in terms of market share in the North American market and also the United Kingdom market, the largest video game accessory market in Europe. Overall, the key initiatives for growth in fiscal 2004 include:

- Increasing the Company's overall market share in the video game accessories industry by expanding its worldwide customer base and increasing penetration of products within retailers;
- Extending the Company's product line by introducing innovative peripherals and expanding the game enhancement product offerings through the GameShark line of products;
- Improving the Company's profitability by reducing manufacturing costs and leveraging its existing cost structures.

Intellectual Property Needed to Produce the Company's Products

Historically, a majority of the Company's revenue has come from video game accessories that are reverse engineered to work with video game platforms sold by Sony, Nintendo, Sega and Microsoft. Some, but not all, of the Company's products compatible with these video game consoles have been produced under license agreements pursuant to which the Company received proprietary and other useful information, including use of the first party logos. Some of these license agreements have expired and others are about to expire. See "Risk Factors."

In particular, the Company's North American license for the Sony PlayStation 2 Memory Card expired on December 31, 2001, and its international license for the Sony PlayStation 2 Memory Card expired on November 27, 2002. Approximately 16% and 30% of the Company's revenues in fiscal year 2003 and 2002, respectively, were attributable to sales of the Sony PlayStation 2 Memory Card under these licenses. The Company does not expect to renew or replace these licenses. Without these licenses, the Company is unable to produce or sell the Sony PlayStation 2 Memory Card. As a result, the Company has discontinued sales of the Sony PlayStation 2 Memory Card, causing a significant decline in its revenue. If the Company is unable to generate sufficient revenues from sales of other products to replace this revenue, its financial condition and results of operations could be materially and adversely affected.

The Company has a peripheral and compatibility license from Microsoft covering products relating to Microsoft's Xbox video game console. This license will expire on February 28, 2004. Unless either Microsoft or the Company provides notice of its desire to terminate the license at least ninety (90) days prior to that date, the agreement will automatically renew for an additional one year period. While the Company has no intention to terminate the agreement and has not received any indication from Microsoft that it desires to terminate the agreement, no assurance can be given that the agreement will not expire in accordance with its terms. The Company is uncertain whether it will be able to renew or replace the Microsoft license. Nonetheless, this license only relates to the use of Microsoft's logo on the Company's products, so even without the license, the Company would be able to continue producing and selling similar products which do not contain the logo. There can be no assurance, however, that sales of unlicensed products will be equivalent to sales of the licensed products. Any decline in the sale of such products could significantly reduce the Company's revenues and have a material adverse effect on its financial condition and results of operations.

The Company does not have any license agreements with, and does not pay royalties to Sony or Nintendo. The absence of license agreements with Nintendo, Sony or Microsoft, if the Company's license from Microsoft expires or is not extended, could result in the Company being unable to efficiently and cost effectively design future generations of compatible accessories. In the event Nintendo, Sony or Microsoft enters into license agreements with other companies and not with the Company, the Company would be placed at a substantial competitive disadvantage, which could materially and adversely affect its business and financial condition.

The Company introduces new products every year to replace revenue lost by discontinued products or products for which licenses have expired. In this manner, the Company believes that it can replace revenues lost by discontinued products and continue to grow at a similar pace as the third party peripherals market.

Competitive Environment

The markets in which the Company competes are highly competitive, and the Company expects that it may face increased competition as additional companies enter these markets. Historically, price has been a significant competitive factor across the market for interactive video game accessories under the Mad Catz name brand as well as in the original equipment manufacturer line of business.

Management believes that the other principal competitive factors that historically have affected retailer and consumer choice include value, product features, ease of use and installation, realism in simulation, name brand recognition (including reputation and historical compatibility), style (including colors) and whether the product is licensed. Additional competitive factors from the perspective of the major retailers include margins, service, support, merchandising and promotional support, reliable and timely delivery, track record and electronic data interchange capability.

The Company's principal competitors include, Sony, Nintendo, Microsoft and to a lesser extent, Nuby Interactive, LLC, Nyko Technologies, Inc., Pelican Accessories, Thrustmaster, Inc., Big Ben InterActive, Radica Games Ltd., Logitech International, Intec, Inc., Naki International, Inc. and Datel Design & Development Limited.

Management believes that the Company's products cover each market demographic group, and are complementary with consumers of Sony and Microsoft video game consoles (somewhat older consumers) and consumers of Nintendo video game consoles (younger consumers). The Company's management believes that the major factors that will provide for the continued viability and competitive edge of the Mad Catz branded products are quality, service, brands and increasing the Company's market share through retail relationships.

C. Organizational Structure

The Company is incorporated under the Canada Business Corporations Act. In fiscal year 2003, the Company had several operating subsidiaries: MCI, MCC, MCIA and MCE. MCI owns all of the issued and outstanding shares of FX, and MCI and FX each own 50% of the issued and outstanding shares of MCA. At June 30, 2003, the Company had 134 full-time employees. The Company has one class of capital stock outstanding, the Shares.

D. Property, plants and equipment

The head office of MCI, is leased and located at 7480 Mission Valley Road, Ste. 101, San Diego, California, USA 92108. The lease covers approximately 14,000 square feet. The lease commenced on August 1, 2001 and expires on August 31, 2006.

The Company's 95,000 square foot warehouse, which is also leased, is located 12160 Philadelphia Street, Mira Loma, California, USA 91752-1188. The lease commenced on May 1, 2000 and expires on April 30, 2006.

On April 17, 2003, MCI entered into a lease for business premises for MCC located at 2425 Matheson Blvd. E., 7th Floor, Mississauga, Ontario L4W 5K4. The lease began on May 1, 2003 and will terminate on April 30, 2004, provided however, that if neither party gives notice of the intent to terminate, the agreement will renew automatically for an additional year.

On February 3, 2003, MCI entered into a lease for business premises for MCE for office space in the United Kingdom. The office is located at Exchange House, 494 Midsummer Boulevard, Central Milton Keynes MK9 2EA. The initial term of the lease is for one (1) year and thereafter requires ninety (90) days notice by either party to terminate the lease.

On September 15, 2001, the Company entered into a lease for business premises for its corporate headquarters, located at 141 Adelaide Street West, Toronto, Ontario M5H 3L5. The lease expires on September 15, 2004.

The office of MCIA is located at 138 Shatin Rural Committee Road, Unit 1717-19 and 1720-1721, 17th Floor, Grand Central Plaza, Tower 2, Shatin, New Territories, Hong Kong. The lease expires September 30, 2004.

The Company also leases 23,000 square feet at 8 Kenview Blvd., Brampton, Ontario L6T 5E4 Canada. This space was previously used by the Company's Games Trader business. The lease relating to this office space expires on March 30, 2006. Since March 2002, the facility has been sub-leased to an independent third party at approximately the same lease rate.

Management believes that its facilities currently leased are adequate for the foreseeable future. At present management is unaware of any environmental issues affecting any of the premises.

Item 5. Operating and Financial Review and Prospects.

Overview

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements of the Company and related notes contained elsewhere in this Form 20-F. See "Item 17 Financial Statements". The consolidated financial statements are expressed in US dollars and have been prepared in accordance with GAAP in Canada. Reference is made to Note 13 of the consolidated financial statements for a discussion of the material measurement differences between GAAP in Canada and the United States, and their effect on the Company's consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles generally accepted in the United States, except as discussed in Note 13 to the consolidated financial statements. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to the allowance for doubtful accounts, the valuation of inventory, and allowances for sales returns and price protection. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and other significant areas that involve contractual relationships, management judgments and estimates. These significant accounting policies are:

- Allowances for sales returns;
- Valuation of inventory;
- Allowances for price protection;
- Allowance for doubtful accounts;
- Allowances for volume rebates; and
- Allowances for co-operative advertising

These policies, and the Company's procedures related to these policies, are described in detail below and under specific areas within the discussion and analysis of the Company's financial condition and results of operations.

Allowance for Sales Returns

The Company maintains an allowance for the return of defective products based on the historical, trends and management's assessment of the return rate of products by customers and end consumers. If the actual defective product return rate exceeds the historical average, additional write-downs may be required.

Valuation of Inventory

The Company assesses its inventory for estimated obsolescence or unmarketable inventory and writes down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand. If actual market conditions are less favorable than those projected by management, additional inventory allowances may be required.

Allowance for Price Protection

The Company does business in a highly competitive industry. Pricing strategies by competitors could require the Company to reduce prices and issue credits to its customers to cover price protection on existing customer inventories. The Company does not maintain estimated allowances to take into account the pricing strategies of competitors. Should market conditions exist that would require the Company to provide for price protection of customer's inventories, additional allowances would be required that would reduce net sales.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company determines the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical trends, and customer credit worthiness. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance for Volume Rebates

The Company maintains allowances for volume-based incentive programs as negotiated with the individual customer.

Allowance for Co-operative Advertising

The Company maintains allowances for contractual marketing cooperative advertising, costs as negotiated with specific customers. These allowances are based on specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer.

Inventory reserve

The Company assesses its inventory for estimated obsolescence or unmarketable inventory and writes down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

New Accounting Standards, the Impact of recent Canadian accounting pronouncements

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after July 1, 2003. Effective January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company is in the process of formally documenting all hedging relationships and has not yet determined whether any of their current hedging relationships will not meet the new hedging criteria.

Impairment of Long-Lived Assets

In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" ("Section 3063") and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("Section 3475"). These sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment" and Section 3475, "Discontinued Operations." The new standards are consistent with U.S. generally accepted accounting principles. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts and fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal years; however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003, however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flow at this time.

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG 14"). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The adoption of this standard had no impact on the Company's results of operations or disclosures in its financial statements.

Impact of Recent United States Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") published interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45")*. FIN 45 expands on the accounting guidance of statements No. 5, 57 and 107 and incorporates without change the provisions of FASB interpretation No. 34, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements with respect to interim or annual periods ending after December 15, 2002. The Company adopted the provisions of FIN 45 in fiscal 2003. Our adoption of FIN 45 had no impact on its results of operations or disclosures in its financial statements.

In January 2003, the FASB published interpretation No. 46, *Consolidation of Variable Interest Entities ("FIN 46")*, to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable interest entity (including a special purpose entity such as that utilized in an accounts receivable securitization transaction) by a company that bears the majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the variable interest entity's residual returns or both. The provisions of FIN 46 are required to be adopted in fiscal 2004. The Company do not believe the adoption of FIN 46 will have a material impact on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a company will recognize a gain or loss on settlement. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The Company does not expect implementation of SFAS No. 143 to have a significant effect on its results of operation or consolidated financial condition.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149")*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS 149 to have a material impact on its financial position and results of operations.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150")*. SFAS 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this statement to have a material impact on its financial position and results of operations

Significant Developments During Fiscal Year 2003 and Subsequent Events

The international Sony PlayStation 2 Memory Card license expired on November 27, 2002, and was not renewed. Under the terms of the license, the Company had the right to continue selling existing inventory of the product for 180 days from that date. The Company sold the remaining inventory during the first quarter of Fiscal 2004, and will record no further sales of this product. Gross sales in Europe of the Sony PlayStation 2 Memory Card, as a percentage of total gross sales, accounted for approximately 16% in fiscal 2003, 8% in fiscal 2002 and 6% in fiscal 2001. Previously, on December 31, 2001, the Company's North American PlayStation 2 Memory Card license expired, and was not renewed. Gross sales in North America of the Sony PlayStation 2 Memory Card, accounted for approximately 0% in fiscal 2003, 22% in fiscal 2002, and 14% in fiscal 2001.

In fiscal fourth quarter 2002, MCI organized an entity and opened a business office in the United Kingdom (MCE) to support the European launch of Microsoft Xbox, Nintendo GameCube and other products. European sales, including the Sony PlayStation 2 Memory Card, were approximately 18% of total sales in fiscal 2003. The Sony PlayStation 2 Memory Card sales accounted for approximately 77% of the European entity's gross sales in fiscal 2003. As noted above, the agreement provided for existing inventory to be sold for a specified time period, with the final sales of the product occurring in the first quarter of fiscal 2004.

In May 2002, Sony, Microsoft and Nintendo, in connection with a reduction in the North American suggested retail price of their respective game consoles, each also reduced the price of selected accessories that compete with the Company's products. The Company recorded a $475,000 charge for price protection in the fourth fiscal quarter 2002 and an additional $675,000 for price protection in the first fiscal quarter 2003 to re-price customer inventories in response to the accessory price reductions by Sony, Microsoft and Nintendo.

In the fiscal fourth quarter of 2003, the Company acquired the intellectual property associated with the GameShark brand name, one of the most widely recognized brands in the video game industry, for approximately $5.1 million. The acquisition included the GameShark brand, GameShark.com website and related intellectual property. Through its software product and its website, GameShark provides regularly updated game content. The GameShark product enhances the video game experience for gamers by enabling them to access secret codes, short cuts, hints and cheats in thousands of video games on numerous platforms. With millions of active users, GameShark is the leading enhancement code product in North America.

On May 13, 2003, the Company announced its multi-year publishing partnership agreement with BradyGames. Under the agreement, the Company and BradyGames will produce pocket strategy guides for sale in the GameShark product line.

In addition, in May 2003, the Company announced a partnership with Microsoft to develop and manufacture the exclusive microphone and microphone adapter for Microsoft's Xbox Music Mixer, due for release November 1, 2003.

A. *Operating Results*

Fiscal Year ended March 31, 2003 compared to March 31, 2002

The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of revenues:

	Year ended March 31,		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	77.1%	77.9%	77.7%
Gross margin	22.9%	22.1%	22.3%
Selling and administrative expenses	17.5%	14.6%	19.8%
Interest	1.9%	1.4%	2.4%
Depreciation and amortization	1.3%	1.2%	1.4%
Other income	0.1%	0.0%	0.0%
Foreign exchange gain (loss)	(0.1)%	0.1%	(0.2)%
Income (loss) before income taxes and goodwill charges	2.2%	4.8%	(1.1)%
Provision for income taxes	0.9%	2.2%	5.5%
Goodwill charges	0.0%	1.2%	1.7%
Income (loss) from continuing operations	1.3%	1.4%	(8.3)%
Gain from discontinued operations	0.0%	0.4%	(32.8)%
Net income (loss)	1.3%	1.8%	(41.1)%

Sales

Net sales from continuing operations in fiscal 2003 increased to $91.7 million as compared with $83.3 million in the prior year, an increase of $8.3 million or 10.0%. This increase was primarily due to the Company's international sales, which were $20.8 million for fiscal 2003 as compared to $10.1 million in fiscal 2002. The increase in international sales is due to new direct sales accounts in the United Kingdom sold through MCE. The increase in international sales was offset by a decrease in North American sales related to the Sony PlayStation 2 Memory Cards. The North American license for the Sony PlayStation 2 Memory Card expired on December 21, 2001. The international license for the Sony PlayStation 2 Memory Card expired in November 2002, however, pursuant to the license agreement, sales continued through the fourth quarter of fiscal 2003, with the final sales of this product occurring in April 2003. During fiscal 2003, 16% of total gross sales were derived from Sony Play Station 2 Memory Card sales worldwide, compared to 30% in fiscal 2002. The seasonality of the sales cycle was as expected with 44% of net sales occurring in the fiscal third quarter. The top selling product group for fiscal 2003 was PlayStation 2 representing approximately 40% of gross sales as compared to 45% in fiscal 2002.

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties, cost of freight-in and freight out and distribution center costs.

Gross profit from continuing operations in fiscal 2003 was $21.0 million as compared to $18.4 million last year, an increase of $2.6 million or 13.8%. Gross profit as a percentage of net sales was 22.9% for fiscal 2003 as compared to 22.1% in fiscal 2002. Gross profit has improved due to manufacturing efficiencies and supply chain management initiatives.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, as well as the corporate operating expense associated with the Company.

Total operating expenses were $16.0 million in fiscal 2003 as compared to $12.2 million in fiscal 2002. Selling expenses increased to $8.7 million as compared to $7.3 million in fiscal 2002 an increase of $1.4 million or 19.3%. In fiscal 2003, the Company incurred higher selling expenses related to cooperative (co-op) advertising costs in some of the Company's new accounts, particularly Europe, to establish Mad Catz' brand at these outlets and in the markets they serve. The increase in selling expenses also reflects additional costs related to sales growth and expenses associated with the launch of GameShark. Total administrative expenses increased to $7.3 million in fiscal 2003 from $4.9 million in fiscal 2002, an increase of $2.4 million or 47.9%. Corporate operating expense for the Company was $1.6 million in fiscal 2003 compared with $0.8 million in fiscal 2002. The increase in administrative expenses is due to increased costs related to legal and tax consultant fees, international business initiatives, and increased infrastructure expenses.

Interest Expense

Interest expense from continuing operations was $1.8 million in fiscal 2003 as compared to $1.2 million for the previous year. In fiscal 2002, $0.2 million of interest was applicable to subordinated debt, which was converted to equity in July of fiscal 2002. The increase in interest expense is attributed to higher bank loan balances used to finance the working capital needs of the business and the purchase of the GameShark brand.

Depreciation and Amortization

Depreciation and amortization of capital assets and goodwill charges associated with the purchase of MCI was $1.2 million in fiscal 2003 as compared to $2.0 million in fiscal 2002. Goodwill is no longer amortized in accordance with Canadian or U.S. GAAP and accordingly no goodwill charges were incurred in fiscal 2003. Goodwill amortization for fiscal 2002 was $1.0 million. Molds used in production of accessories are the primary depreciable assets in the Company's business. Intangible assets with defined useful lives acquired for GameShark will be amortized over the estimated useful life of the assets.

Income Tax Expense

Income tax expense was $0.8 million for the year as compared to $1.9 million for fiscal 2002. The change in effective tax rates from one period to the next reflects a change in jurisdiction of taxable income and the related tax rates for each foreign jurisdiction in which the Company is doing business.

Net Income and Net Income Per Share

Net income from continuing operations was $1.2 million in both fiscal 2003 and 2002. Basic and diluted net income per share in fiscal 2003 was $0.02 as compared to a net income per share of $0.03 in fiscal 2002. Net income per share is calculated on the basis of the weighted average number of basic shares outstanding during the year of 53,070,890 (53,689,972 diluted) compared to 51,188,889 (51,956,695 diluted) in the previous year.

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the Company's operations was $4.9 million in fiscal 2003 compared to $6.6 million for the previous year. The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. For a reconciliation of EBITDA to net income, see Part I, item 3, Selected Financial Data.

Fiscal Year ended March 31, 2002 compared to March 31, 2001

Beginning in fiscal year 2002, the Company changed its reporting currency from Canadian dollars to US dollars. The comparative historical figures for the 2001, 2000, and 1999 fiscal years in this Form 20-F have been translated into US dollars, in accordance with US GAAP, which requires the use of an average exchange rate for each year in the translation from Canadian dollars to US dollars for the historical periods.

Sales

Net sales from continuing operations increased to $83.3 million in fiscal year 2002 as compared with $58.5 million for the same period in fiscal 2001. The Company's North American sales in fiscal year 2002, which accounted for 88% of total sales in fiscal year 2002, increased 58%, as a result of increased market penetration of PlayStation 2 products and the launch of the Xbox, GameCube and Game Boy Advance product lines. International sales were $10.1 million for fiscal 2002 as compared to $9.5 million in fiscal 2001. The seasonality of the sales cycle was as expected with 45% of sales occurring in the fiscal third quarter. The top selling product group for fiscal 2002 was PlayStation 2 representing 43% of total sales as compared to 31% in fiscal 2001, benefiting from the significant increase in the embedded base of Sony PlayStation 2 consoles. The top selling product for fiscal 2002 was the PlayStation 2 Memory Card representing 30% of total sales as compared to 20% of sales in fiscal 2001.

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties, cost of freight-in and freight out and distribution center costs.

Gross profit from continuing operations was $18.4 million in fiscal year 2002 as compared to $13.0 million in fiscal year 2001. Gross profit as a percentage of net sales was 22.1% for fiscal 2002 as compared to 22.3% in fiscal 2001. Gross profit for fiscal 2002 was negatively affected by the Xbox product launch due to higher new product development costs and expediting costs. Gross profit derived from the PlayStation 2 and Game Boy products helped offset the lower Xbox profit margins.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, as well as the corporate operating expense associated with the Company.

Total operating expenses were $12.2 million in fiscal 2002 as compared to $11.4 million in fiscal 2001. The primary driver for the increased operating expenses were selling costs attributable to the 43% increase in sales. Selling expenses increased to $7.3 million in fiscal year 2002 as compared to $5.2 million in fiscal 2001. Variable selling expenses including marketing co-op and commissions to outside sales representatives increased in line with sales. Selling expenses as a percentage of sales decreased to 8.7% in fiscal 2002 from 8.9% in fiscal 2001. Total administrative expenses decreased to $4.9 million in fiscal 2002 from $6.2 million in fiscal 2001. The decrease in administrative expenses was due to reductions in corporate overhead.

Corporate operating expense for the Company was $0.8 million in fiscal 2002 compared with $2.3 million in fiscal 2001. A reduction in professional and legal fees, salaries, and severance costs was responsible for the favorable variance.

Interest Expense

Interest expense from continuing operations was $1.2 million in fiscal 2002 as compared to $1.3 million for the previous year. Interest applicable to the asset-based operating line of credit was $1.0 million for fiscal 2002 compared with $0.9 million in fiscal 2001. Interest applicable to the subordinated debt was $0.2 million in fiscal

2002 compared with $0.4 million in fiscal 2001. Fiscal 2002 and 2001 included 6 months of interest attributed to the subordinated debt. During fiscal 2001, a portion of the subordinated debt was repaid resulting in lower monthly interest payments in fiscal 2002. The subordinated debt was converted to equity in July of fiscal 2002.

Amortization

Amortization of capital assets and goodwill charges associated with the purchase of MCI was $2.0 million in fiscal 2002 as compared to $1.7 million for fiscal 2001. Depreciation attributed to fixed assets was $1.0 million for fiscal 2002 compared to $0.8 million in fiscal 2001. Primary asset acquisitions in fiscal 2002 were primarily molds used in production of accessories associated with the Nintendo Game Boy Advance, Microsoft Xbox and the Nintendo GameCube product launches.

Income Tax Expense

Income tax expense was $1.9 million for the 2002 fiscal year as compared to $3.2 million for fiscal 2001. Fiscal year 2001 income tax expense included a $1.7 million one-time write-off of a future tax asset related to the parent company.

Net Income (Loss) and Income (Loss) Per Share

Net income from continuing operations was $1.2 million as compared to a net loss of $4.9 million in fiscal 2001. Net income per share in fiscal 2002 was $0.03 as compared to a net loss per share of $0.53 in fiscal 2001. Income (loss) per share is calculated on the basis of the weighted average number of basic shares outstanding during fiscal 2002 of 51,188,889 compared to 45,297,305 in the previous year.

Net Gain (Loss) From Discontinued Operations

As of October 2001, the Company disposed of all of the assets of the non-video game accessory businesses. Provisions for outstanding liabilities related to the discontinued operations were updated to provide for the expected future liabilities of the non-video game accessory businesses. The net result of the disposal of assets and revaluation of liabilities resulted in a gain on discontinued operations of $0.3 million for the fiscal 2002 year. The loss from discontinued operations for fiscal 2001 was $19.1 million. The 2001 loss from discontinued operations includes charges of $1.0 million for costs to exit the non-video game accessory businesses. The fiscal 2001 loss also included $13.0 million in write-downs of the following assets to their net realizable value as related to the disposition of the business units: inventories, $2.7 million write-down; capital assets $2.1 million write-down; goodwill and intangibles $2.2 million write-down; future tax asset $4.0 million write-down; and accounts receivable $2.0 million write-down. The balance of the $19.1 million fiscal year 2001 loss was attributed to operating losses associated with the non-video game accessory fiscal 2001 operations.

Income per share for discontinued operations in fiscal 2002 was $0.01 as compared to a loss of $0.42 in the prior year.

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization "EBITDA" for the Company's operations was $6.6 million in fiscal 2002 compared to $(17.7) million for the previous year. The increase in EBITDA was attributed to the gross profit generated by the 43% increase in sales and the reduction in administrative expenses. For a reconciliation of EBITDA to net income, see Part I, item 3, Selected Financial Data.

B. Liquidity and Capital Resources

Congress Credit Facility

On September 25, 2000, the Company entered into the Credit Facility with Congress, pursuant to which Congress agreed to provide the Company with lines of credit totaling approximately $35.0 million for MCI. The Credit Facility was amended on June 18, 2002 and August 1, 2002 to allow MCE and MCIA to borrow under the facility. The Credit Facility replaced lines of credit from other lenders that were established prior to the Company's acquisition of MCI. On January 22, 2003, the Credit Facility was further amended to allow for a temporary increase in the credit facility to accommodate the acquisition of the GameShark intellectual property. The Credit Facility requires the Company to adhere to financial operating guidelines. See Note 7 to the consolidated financial statements included in "Item 17. Financial Statements and Exhibits" elsewhere in this Form 20-F.

The Credit Facility is utilized to finance ongoing operations. The Company also established a separate credit line under the Credit Facility of $10.0 million, which may be utilized, at Congress' discretion, for acquisitions. The Credit Facility is secured by the Company's assets, including a pledge in favor of Congress of all of the stock of the Company's subsidiaries. The interest rate payable on outstanding balances is the U.S. prime rate plus 0.75%. In addition, the Company is obligated to pay Congress (i) a monthly service fee of $2,000, (ii) an unused line fee equal to 0.25%, and (iii) an early termination fee which ranges from .50% and 1.5% of the Credit Facility. The term of the Credit Facility is three (3) years, with a one (1) year renewal at Congress' option, and automatic one year renewals, unless either party gives notice of termination. On July 23, 2003, the Company received notice from Congress that it has agreed to extend the renewal date of the Credit Facility to September 25, 2004.

At June 30, 2003, the outstanding balance of the Credit Facility was $17,557,339.

At March 31, 2003 available cash was approximately $1.2 million compared to cash of approximately $1.9 million at March 31, 2002. As set forth in the Summary Consolidated Statements of Cash Flow, below, this cash total reflects a decrease of approximately $0.7 million from March 31, 2002, as a result of net cash invested in continuing operations of approximately $7.4 million, cash used in investing activities of $6.0 million which includes the GameShark intellectual property of $5.1 million and cash provided from financing activities of approximately $13.0 million from the Credit Facility.

Summary Consolidated Statements of Cash Flow In Millions of US Dollars

	2003	2002	2001
Cash provided by (used in) continuing operating activities	$(7.4)	$ 5.3	$10.0
Cash provided by (used in) discontinued operations	—	0.3	(8.9)
Cash provided by (used in) financing activities	13.0	(4.0)	1.6
Cash used in investing activities	(6.0)	(1.1)	(1.2)
Net increase (decrease) in cash	$(0.7)	$ 0.4	$ 1.5

The Company's continuing operations used $7.4 million in cash in fiscal 2003 compared to cash generated from continuing operating activities of $5.3 million in fiscal 2002 and $10.0 million in fiscal 2001. During fiscal 2003, accounts receivable increased $6.1 million and inventories increased $2.4 million.

During fiscal 2002, the Company invested in inventories for the new Game Boy Advance, Xbox and GameCube product lines. The offset to the inventory investment was an increase in accounts payable. In addition, accounts receivable increased in line with the approximate 43% increase in sales.

Cash provided by financing activities was $13.0 million in fiscal 2003, compared to $4.0 million of cash used in financing activities in fiscal 2002. The increase in cash was a result of an increase in credit facilities.

Total cash used in fiscal 2003 investing activities of $6.0 million was primarily for the purchase of GameShark intellectual property. The balance of 2003 investing activities, and the 2002 and 2001 investments were primarily for purchases of capital assets to support the operations of the business.

The net cash used during fiscal 2003 was $0.7 million as compared to net cash generated of $0.4 million in fiscal 2002 and $1.5 million in fiscal 2001.

The Company's working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35.0 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory), which changes throughout the year. At March 31, 2003 the outstanding balance was $17.1 million with additional excess loan availability of $17.9 million subject to Credit Facility collateral requirements. In addition, the Company must meet an Adjusted Tangible Net Worth covenant to access the line of credit. The Company was not in compliance with the Adjusted Tangible Net Worth Covenant contained in the Credit Facility as of the end of fiscal year 2003 due to the acquisition of the GameShark intellectual property. On May 20, 2003, Congress waived the Company's breach of this covenant through September 30, 2003.

The Company believes that its available cash balances, anticipated cash flows from operations and available line of credit will be sufficient to satisfy its operating needs for at least the next twelve months. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that the Company may not be required to raise additional funds through the sale of equity or debt securities or from additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Furthermore, additional debt financing may contain more restrictive covenants than the Company's existing debt. The Company may from time to time consider the acquisition of businesses complementary to its business. The Company could require debt financing if it were to engage in a material acquisition in the future.

Balance Sheet

As of March 31, 2003, the Company's consolidated balance sheet had assets of $65.6 million as compared with $50.2 million the previous year. Shareholder's equity was $32.4 million in fiscal 2003 as compared with $29.6 million the previous year. The increase in assets in fiscal 2003 was due to the increased working capital needs to support the new Game Boy Advance, Xbox and GameCube product lines as well as the overall increase in sales. The fiscal year 2002 increase in shareholder's equity is primarily due to the conversion of subordinated debt to equity, which did not provide additional cash to the Company.

C. Research and Development, Patents and Licenses, etc.

The Company is party to various license agreements, including one with Microsoft relating to its Xbox video game console. See "Item 4 Information on the Company—B. Business Overview—Intellectual Property Needed to Produce the Company's Products".

D. Trend Information

Trends in the Company's financial performance are discussed above in Section A, "Operating Results."

E. Off Balance Sheet Arrangements

Reserved

F. Tabular Disclosure of Contractual Obligations

Reserved

Item 6. Directors, Senior Management and Employees

A. *Directors and Senior Management*

Directors

The directors of the Company are as follows:

NAME	POSITION	DIRECTOR SINCE
Patrick S. Brigham	Chairman and Director	October 1998
J. Brendan Ryan	Director	September 2001
Donald Lenz	Director	January 2000
Cary L. McWhinnie	Director	October 1998
Morris Perlis	Director, President and Chief Executive Officer	April 2000

Patrick S. Brigham, Chairman and Director

Mr. Brigham has been the Chairman of the Company since September 30, 1998. He is the President of Hartay Enterprises Inc. He was the founder and past Chairman of Sunquest Vacations Limited. In March 1997, he was appointed to the Board of Directors of Radium Energy Corporation. Mr. Brigham is also a director and Chairman of the Board of Clublink Corporation and Enegenius, Inc.

J. Brendan Ryan, Director

Mr. Brendan Ryan is CEO of Foote, Cone & Belding Worldwide, Inc., a leading Advertising firm based in New York City. Mr. Ryan has held this position for the past five years. Mr. Ryan is also a Director of NYC Citymeals on Wheels.

Donald Lenz, Director

Mr. Lenz is the Managing Director of Newport Partners Inc., formerly Brompton Securities Ltd., (Investment banking—Toronto, Ontario). Mr. Lenz was previously the President of SELDM Limited, a private investment company based in Toronto, Canada. Prior to starting Seldm Limited in 1999, Mr. Lenz spent over 30 years in the investment banking industry. Joining Dominion Securities Inc. in 1986, Mr. Lenz most recently served as a senior partner with its Investment Banking Division, and prior to this fulfilled the role of Vice-President of Corporate Finance for Goldman Sachs & Co. in New York. Mr. Lenz began his investment banking career with A.E. Ames & Co. Incorporated where he served as Vice-President before leaving in 1976. Mr. Lenz has experience in all facets of investment, restructuring and general advisory services. He led the first initial public offering for a technology based company at RBC Dominion Securities Inc. Mr. Lenz serves on the Board of Directors of DataMirror Corporation, a public company, Trizec Canada Inc., a public company and SELDM Limited, Newport Partners, Newport Securities Inc. and Newport Investment Counsel Inc., all private.

Cary L. McWhinnie, Director

Mr. McWhinnie is the Secretary of Hartay Enterprises Inc. with responsibility for developing new investment opportunities. Previously, he was a Director and Executive Vice-President, Strategic Planning of Sunquest Vacations Limited. Mr. McWhinnie serves on the Board of Energenius, Inc., Autoshield International Inc. and iTravel 2000 Inc., all private companies.

Morris Perlis, Director, President and Chief Executive Officer

Mr. Perlis is currently the President and Chief Executive Officer of the Company. Previously, he was President of Counsel Corporation, a public investment company. Prior to his involvement with Counsel Corporation, from 1979 to 1992, Mr. Perlis was with American Express in Canada and at its U.S. headquarters in New York. Mr. Perlis served American Express in a variety of capacities over 13 years, including as President and Chief Executive Officer of Amex Bank of Canada, President and General Manager of American Express Canada, and Executive Vice President and General Manager of American Express' Personal Card Division. Mr Perlis also serves on the Boards of Directors of Assante Corporation Inc. and Associated Brands Inc., both public companies.

Committees of the Board

The Board the Board of Directors currently has two standing committees; the Audit Committee, comprised of Donald Lenz, Cary McWhinnie and Patrick Brigham, and the Compensation Committee, comprised of Cary McWhinnie, Patrick Brigham and J. Brendan Ryan.

Senior Management

The Company's executive officers are as follows:

NAME	POSITION	EXECUTIVE OFFICER SINCE
Morris Perlis	President and Chief Executive Officer	May 30, 2000
Darren Richardson	Executive Vice President of the Company, President and Chief Operating Officer of MCI	October 1, 1997
Tom Roberts	Senior Vice President of MCI	August 31, 1999
Warren Cook	Senior Vice President Sales of MCI	February 1, 1997
Whitney Peterson	Vice President Corporate Development and Corporate Counsel of MCI	August 31, 1999
Cyril Talbot III	Chief Financial Officer of the Company and MCI	March 17, 2003

Darren Richardson

Mr. Richardson was appointed President and COO of MCI following GTR's acquisition of MCI on August 31, 1999, and has been an Executive Vice President of the Company since October of 1997. Prior to joining MCI, Mr. Richardson served in several senior management capacities with Games Trader, including Chief Operating Officer, and Vice-President of Business Development, responsible for sales and marketing with a focus on new account development. He has a Master of Business Administration degree from Trinity College Dublin (1993) and a Bachelor of Commerce degree from the University of Wollongong, Australia (1984).

Tom Roberts

Mr. Roberts joined MCI in 1993 and has served as Senior Vice President of MCI and is principally responsible for Product Development and Manufacturing. Mr. Roberts has lived and traveled throughout Asia where the company's manufacturing operations are performed. Mr. Roberts has held executive positions in Engineering and Design with General Dynamics Corporation and Hughes Aircraft. Mr. Roberts holds an Undergraduate Degree in Engineering from Brigham Young University and attended MBA studies at the University of Laverne.

Warren Cook

Mr. Cook has been Senior Vice-President for MCI since February 1997. His emphasis is on servicing and developing MCI's existing customers as well as the development of new accounts. With the acquisition of MCI, Mr. Cook was charged with the integration of both sales organizations and the execution of a customer-focused strategy that will leverage the strengths of both product lines. Previously, during the period between August 1991 and February 1997, Mr. Cook fulfilled the role of Manager, Accounts Sales at Mark's Work Warehouse, with a focus on the development of corporate business. Prior to this, Mr. Cook worked for Grants between 1998 and 1991, a small privately held textile company, as National Sales Manager. Mr. Cook graduated from Ryerson Polytechnic University with a Bachelor of Business Administration in 1986.

Whitney Peterson

Mr. Peterson has been Vice President Corporate Development and General Counsel for MCI since July 1998. Prior to joining MCI, Mr. Peterson spent seven years working at the International law firm of Latham & Watkins, where he represented and consulted with numerous Fortune 500 companies. Mr. Peterson received his law degree from the J. Rueben Clark School of Law at Brigham Young University, where he graduated Magna Cum Laude. Mr. Peterson also served as an Articles Editor on the BYU Law Review in which he was published. Following law school, Mr. Peterson clerked for the Honorable Bruce S. Jenkins, Chief Judge of the Federal District Court in Utah.

Cyril Talbot III

Mr. Talbot was appointed Chief Financial Officer of the Company and MCI on March 17, 2003. Prior to joining the Company, Mr. Talbot served as Senior Vice President-Finance, Chief Financial Officer and Secretary at DJ Orthopedics, Inc. a publicly traded orthopedic sports medicine company. During his 11 years as DJ Orthopedics' principal financial officer, he oversaw the company's initial public offering and listing on the New York Stock Exchange and was responsible for merger and acquisition analysis and strategic planning. From 1981 to 1991, he held several management positions at American Hospital Supply Corporation and McGaw, Inc. Prior to that time, he was an Audit Manager and a Certified Public Accountant at Miller, Cooper & Co. Ltd. Mr. Talbot earned his B.S. in Accounting/Finance at Miami University in Oxford, Ohio.

Family Relationships

There are no family relationships between any director or executive officer of the Company and any other director or executive officer of the Company.

B. Compensation

The following table provides a summary of all compensation earned for the three most recently completed financial years by those persons who served as the Company's Chief Executive Officer at any time during the most recently completed fiscal year and the other most highly compensated executive officers of the Company for the fiscal year ended March 31, 2003 (collectively, the "Named Executive Officers").

Summary Compensation Table

Information provided in the table below is in United States dollars unless noted otherwise.

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Securities Under Options Granted(2)	Restricted Shares or Restricted Share Units	LTIP Payouts	All other Compensation
Darren Richardson, Executive Vice-President; President and COO, MCI	2003	$ 194,192	—	—	100,000	—	—	—
	2002	$ 181,500	—	—	150,000	—	—	—
	2001	$ 150,000	—	—	50,000	—	—	—
Andrew C. Schmidt, Former Chief Financial Officer(3)	2003	$ 127,004	—	Cdn$ 8,850(4)	75,000	—	—	—
	2002	$ 152,500	—	—	165,000	—	—	—
	2001	$ 45,000	—		—			
Warren Cook, Senior Vice President, MCI	2003	$ 180,108	—	—	75,000	—	—	—
	2002	$ 161,550	—	—	100,000	—	—	—
	2001	$ 130,000	—	—	40,000	—	—	—
Tom Roberts, Senior Vice President, MCI	2003	$ 181,538	—	—	75,000	—	—	—
	2002	$ 170,000	—	—	100,000	—	—	—
	2001	$ 170,000	—	—	30,000	—	—	—
Morris Perlis, President and Chief Executive Officer(5)	2003	Cdn$656,388	—	—	10,000	—	—	—
	2002	Cdn$635,135	—	Cdn$13,300(6)	710,000	—	—	—
Cyril Talbot III(7)	2003	$ 7,692	—	—	—	—	—	—

Notes:

(1) For each of the Named Executive Officers, personal benefits were not greater than the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus of such named Executive Officers for fiscal year 2003.

(2) Options granted have a 5 year term.

(3) Andrew Schmidt became Chief Financial Officer effective December 1, 2000. Mr. Schmidt ceased to be Chief Financial Officer effective December 31, 2002.

(4) Represents the difference between the market value of common shares issued on exercise of stock options on the date of exercise and the date of grant.

(5) Morris Perlis became President and Chief Executive Officer of the Company on May 1, 2001. In April 2001, Morris Perlis was a consultant to the Company and was paid consulting fees of Cdn. $29,600 during this period.
(6) Represents payments of Directors' fees.
(7) Cyril Talbot III became Chief Financial Officer effective March 17, 2003. On an annualized basis, Mr. Talbot's salary is equal to $200,000.

Stock Options

The Company has an incentive stock option plan (the "Option Plan") the terms of which, together with particulars of options granted to and exercised by Named Executive Officers during the financial year ended March 31, 2003, are described below.

Options to purchase common shares may be granted under the Option Plan to directors, officers, employees or other personnel of the Company or any of its subsidiaries, as determined by the Board of Directors, at a price to be fixed by the Board of Directors, subject to limitations imposed by any stock exchange on which the common shares are listed for trading and any other regulatory authority having jurisdiction in such matters. The common shares subject to each option shall become purchasable at such time or times as may be determined by the Board of Directors. An option not exercised prior to the date that is five years from the date of grant of such option shall automatically expire and may expire on such earlier date or dates as may be determined by the Board of Directors (the "Option Expiry Date"). Any common shares not purchased by the Option Expiry Date may thereafter be reallocated in accordance with the provisions of the Option Plan. Options are non-assignable and non-transferable by the optionholder and are exercisable during the optionholder's lifetime only by the optionholder. The Board of Directors may make such arrangements as it deems advisable for the exercise of an option by an optionholder who has ceased to be a director, officer or employee of the Company or any of its subsidiaries, or by the estate or heirs of the optionholder, subject to any limitations imposed by any stock exchange on which the common shares of the Company are listed for trading or any regulatory authority having jurisdiction in such matters. The aggregate number of the Company's common shares reserved for issuance to any one individual under the Option Plan and under any other share compensation arrangement of the Company may not exceed 5% of the number of common shares issued and outstanding. The Company does not provide any financial assistance with respect to purchases of shares under the Option Plan. The number of common shares subject to options granted to Insiders (as defined in the Securities Act (Ontario)) are restricted in accordance with the requirements of the Toronto Stock Exchange.

Details of options granted to and exercised by Named Executive Officers during the financial year ended March 31, 2003 are shown in the two tables set out below.

Options Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Morris Perlis	10,000	1.18%	1.45	1.40	August 30, 2007
Darren Richardson	100,000	11.8%	1.30	1.30	August 7, 2007
Tom Roberts	75,000	8.82%	1.30	1.30	August 7, 2007
Warren Cook	75,000	8.82%	1.30	1.30	August 7, 2007
Andrew C. Schmidt	75,000	8.82%	1.30	1.30	August 7, 2007
Cyril Talbot III	—	—	—	—	—

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values (in Canadian dollars)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable		Value of Unexercised in-the-Money Options at Financial Year-End(2) ($) Exercisable/ Unexercisable	
Morris Perlis	—	—	748,200	exercisable	32,000	exercisable
			—	unexercisable	—	unexercisable
Darren Richardson	—	—	288,333	exercisable	—	exercisable
			116,667	unexercisable	—	unexercisable
Warren Cook	—	—	228,334	exercisable	4,067	exercisable
			83,333	unexercisable	667	unexercisable
Tom Roberts	—	—	246,667	exercisable	4,433	exercisable
			83,333	unexercisable	667	unexercisable
Andrew C. Schmidt	15,000	$8,850	—	exercisable	—	exercisable
			—	unexercisable	—	unexercisable
Cyril Talbot III	—	—	—	exercisable	—	exercisable
			—	unexercisable	—	unexercisable

Notes:

(1) Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2) Value of unexercised options is calculated as the difference between the market price of the Company's common shares on March 31, 2003 (Cdn.$0.86) and the option exercise price, multiplied by the number of common shares under option.

Employment Contracts with Named Executive Officers

The services of Morris Perlis are provided to the Company pursuant to the terms of a consulting agreement dated February 26, 2001 between the Company and Morris Perlis & Associates Inc. Under the terms of this agreement, which may be terminated by the Company on three months prior notice, the Company pays a monthly fee of Cdn.$50,000 (plus GST).

Mad Catz, Inc., a wholly-owned subsidiary of the Company and Darren Richardson entered into an agreement dated May 18, 2000, pursuant to which Mr. Richardson agreed to serve as Mad Catz, Inc.'s President and Chief Operating Officer. The agreement provided for a three-year term and thereafter automatically renews for successive one year periods unless prior notice of termination is given by either party. On May 14, 2003 the agreement was renewed for a one year period. If, during the term of the agreement, there is a termination of employment either without cause or in certain other specified circumstances, Mr. Richardson will be entitled to receive one year's salary. These specified circumstances include where there has occurred a change of control in Mad Catz, Inc. or the Company.

Mad Catz, Inc. and Cyril Talbot III entered into an agreement dated July 23, 2003, pursuant to which Mr. Talbot agreed to serve as Mad Catz, Inc.'s Chief Financial Officer. The agreement provides for a three-year term and thereafter automatically renews for successive one year periods unless prior notice of termination is given by either party. If, during the term of the agreement, there is a termination of employment either without cause or in certain other specified circumstances, Mr. Talbot will be entitled to receive one year's salary. These specified circumstances include where there has occurred a change of control in Mad Catz, Inc. or the Company.

Effective December 31, 2002, Andrew Schmidt's employment as Mad Catz, Inc.'s Chief Financial Officer was terminated.

C. *Board Practices*

Directors were elected at the Annual Meeting of Shareholders held on August 7, 2002, and each will serve until the next Annual Meeting of Shareholders which is scheduled to occur on August 20, 2003, or until his or her successor is duly elected unless prior thereto he resigns or his office becomes vacant by reason of death or other cause.

Report of the Compensation Committee

The Compensation Committee is responsible for determining the total compensation paid to the President and Chief Executive Officer of the Company and to the other executive officers of the Company. In making such determinations, the Compensation Committee is mindful of the need to attract, motivate and retain qualified personnel. In establishing and implementing policies covering base salaries, cash bonuses and stock options, the Compensation Committee considers the recommendations of the Chief Executive Officer (as such relate to those executive officers other than the Chief Executive Officer) and also makes reference from time to time to other comparable corporate situations, primarily within but also outside of the Company's industry and to the advice of independent consultants.

The Company's compensation program has two primary components, being base salary and long term incentives in the form of grants of stock options. In addition, executive officers, other than the Chief Executive Officer whose compensation is governed by the terms of a consulting agreement, are eligible to receive a cash bonus based upon the attainment of corporate and personal objectives.

The services of the Company's President and Chief Executive Officer are provided to the Company pursuant to the terms of a consulting agreement dated February 26, 2001 entered into between the Company and Morris Perlis & Associates Inc. The terms of the consulting agreement were negotiated and entered into by the Company prior to Mr. Perlis assuming the position of President and Chief Executive Officer. Under the terms of the consulting agreement, the cash consideration payable by the Company is fixed at Cdn.$50,000 per month. Mr. Perlis is not eligible to receive a cash bonus but is eligible to participate in the Company's stock option plan.

Executive officers, other than the President and Chief Executive Officer, in addition to receiving compensation in the form of salary and stock options, are eligible to receive cash bonuses. The Company has not paid cash bonuses during the past three fiscal years primarily in recognition of the stage of the Company's development and the level of net income achieved to date.

In determining the number of options granted under the stock option plan, the number and terms of outstanding options are taken into account in determining whether and how many new option grants will be made, as well as the proposed optionee's level within the Company and the optionee's level of contribution to the Company. Stock options granted are exercisable at a price at or above the market price of the Company's common shares at the time of grant.

Submitted by the Committee
Cary L. McWhinnie, Chairman
Patrick S. Brigham
J. Brendan Ryan

Audit Committee

Charter of the Audit Committee of the Board of Directors

A. Purpose

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") for the purpose of assisting the Board in fulfilling its oversight responsibilities and, to this end, with review of:

- the financial statements and related reports provided by the Company to its shareholders, securities regulators, other government or regulatory bodies, or the public;
- the Company's system of internal controls regarding finance, accounting, legal compliance, and ethics that Management and the Board as established from time to time; and
- the Company's auditing, accounting, and financial reporting processes.

The Committee has the authority granted by the shareholders to set the compensation of the external auditor and is responsible for overseeing the external auditor's independence and performance. The Committee also has the authority to fill a vacancy in the office of the external auditor by recommending a new auditor for approval by the Board and the shareholders. The external auditor reports directly to the Committee, which is also responsible for resolving any disagreements between Management and the external auditor regarding financial reporting.

The Committee must approve all non-audit services to be provided by the external auditor and consider whether these services are compatible with the auditor's independence. Between Committee meetings, the Chair may pre-approve proposed non-audit services that arise, provided the pre-approval decision is presented at the next scheduled Committee meeting for ratification.

The Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures, and practices at all levels.

B. Composition

The Committee will consist of three or more directors as determined by the Board, each of whom shall be independent and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. In evaluating a member's independence, applicable laws and regulations shall be followed. The Chair shall be appointed by the full Board.

All members of the Committee will be financially literate. Financial literacy is the ability to read and understand basic financial statements. At least one member of the Committee will have accounting or related financial management expertise, that is the ability to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with applicable laws and regulations. This member must have past employment experience in finance or accounting, professional certification in accounting, or any other comparable experience or background that results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

Each Committee member serves until the earlier of the date on which he or she is replaced by the Board, resigns from the Committee, or resigns from the Board.

Except as the Committee may otherwise direct, the Chair of the Committee may represent the entire Committee for any purpose. Any decisions made by the Chair of the Committee that require communication with the other members will be communicated at the next scheduled meeting.

C. Responsibilities

The Committee's specific responsibilities in carrying out its oversight role will be as set out in a procedures checklist as from time to time developed by the Committee and updated periodically (at least annually) to reflect changes in regulatory requirements, authoritative guidance, and evolving oversight practices. The procedures checklist covers the Committee's review and monitoring procedures pertaining to:

- the Company's public filing documents and related disclosures;
- the integrity of the Company's processes and systems of controls for financial reporting;
- the Company's legal and ethical compliance, including reviews of related party transactions and potential conflicts of interest;
- the oversight of the external auditor's independence and performance; and
- the Committee's self-assessment.

Although the Committee has the powers and responsibilities set forth in this charter, it is not the Committee's responsibility to determine whether the Company's financial statements present fairly the financial position, the results of operations, and the cash flows of the Company, in accordance with generally accepted accounting principles, or to plan or conduct financial statement audits. These are the responsibilities of Management and the external auditor, respectively. In carrying out their oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the external auditor's work.

D. Meetings

The Committee will meet at least quarterly or more frequently if circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. A quorum shall consist of a majority of the members of the Committee. The Committee will keep minutes or other records of its meetings and activities. In addition, the Committee or its Chair shall communicate with Management and the external auditor quarterly to review the Company's interim financial statements and any significant findings based upon the auditor's interim review.

E. Communications/Reporting

The external auditor is accountable to the Board and to the Committee as representatives of the shareholders and shall report directly to the Committee, which is expected to maintain free and open communication with the external auditor and the Company's Management. The Committee should meet privately in executive session at least annually with each of Management and the external auditor, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. The Committee Chair shall report on Audit Committee activities to the full Board at each Board meeting. Employees may submit anonymous complaints or concerns respecting accounting or audit matters.

F. Education

The Company is responsible for providing the Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company, and other material as requested by the Committee. Committee members are encouraged to enhance their familiarity with finance and accounting by participating, at the Company's expense, in seminars, conferences, roundtables, and other educational programs conducted by the Company or outside organizations. The Company will assist the Committee in maintaining appropriate financial literacy.

G. *Authority*

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and therefore has direct access to the external auditor, as well as Company personnel. The Committee has the ability to retain, at the Company's expense, independent legal, accounting, or other advisors it deems necessary to carry out its duties. The Company does not have an internal audit department nor does it feel that one is currently required. The Audit Committee consists of Donald Lenz (Chairman), Cary McWhinnie and Patrick Brigham.

D. *Employees*

Location	2003	2002	2001
San Diego, CA-USA	62	50	40
Mira Loma, CA-USA	19	16	15
United Kingdom	5	0	0
Toronto, Canada	4	2	2
Hong Kong, PRC	27	19	20
Shenzhen, PRC	20	14	12
Total	137	101	89

Temporary employees are used in the Mira Loma, CA-USA distribution center during the peak shipping months of October through December. Temporary employees during this period averaged 15 hourly employees.

E. *Share Ownership*

The following table shows the number of our Shares beneficially owned by each director and the named executive officer in subsection 6.B. as of June 30, 2003. Amounts shown are in Canadian dollars.

Name and Principal Position	Shares held directly and beneficially	$ of Outstanding Shares as of June 30, 2003	Options Outstanding	Exercise Price	Expiration Date
Patrick S. Brigham, Chairman and Director	8,567,605	$7,539,492	27,600	$1.80	6/30/05
			10,000	$1.45	8/30/07
Brendan Ryan, Director	10,000	8,800	25,000	$2.29	9/10/06
			10,000	$1.45	8/30/07
Donald Lenz, Director	32,150	28,292	25,000	$3.30	1/18/05
			17,700	$1.80	6/30/05
			10,000	$1.45	8/30/07
Cary L. McWhinnie, Director	485,092	426,881	42,150	$1.80	6/30/05
			10,000	$1.45	8/30/07
Morris Perlis, Director, CEO	200,000	176,000	13,200	$1.80	6/30/05
			200,000	$0.70	4/30/06
			500,000	$1.37	1/24/07
			10,000	$1.45	8/30/07
Darren Richardson, EVP, President and			75,000	$0.91	10/27/03
COO MCI	*	*	30,000	$0.91	5/27/04
			50,000	$0.91	6/20/05
			150,000	$0.91	7/15/06
			100,000	$1.30	8/7/07
Tom Roberts,			125,000	$0.84	8/19/04
Senior Vice President, MCI	*	*	30,000	$0.84	6/20/05
			100,000	$0.84	7/15/06
			75,000	$1.30	8/7/07

Name and Principal Position	Shares held directly and beneficially	$ of Outstanding Shares as of June 30, 2003	Options Outstanding	Exercise Price	Expiration Date
Warren Cook, Senior Vice President	*	*	66,667	$0.84	10/27/03
			30,000	$0.84	5/27/04
			40,000	$0.84	6/20/05
			100,000	$0.84	7/15/06
			75,000	$1.30	8/7/07
Cyril Talbot III, Chief Financial Officer	*	*	100,000	$0.88	7/7/08

*Indicates beneficial ownership of less than 1% of the Shares

Item 7. Major Shareholders and Related Party Transactions

A. *Major Shareholders*

To the knowledge of the Company, no person beneficially owns 5% or more of the Company's Shares except as hereafter set out:

Shareholder	Year	Shares owned	% outstanding shares
Patrick Brigham	June 30, 2003	8,567,605	16%
	August 31, 2002	8,567,605	16%
	Sept. 21, 2001	8,267,475	16%
	March 31, 2001	4,019,997	8%
	March 31, 2000	4,019,997	10%

Patrick Brigham does not have any special voting rights that would differentiate his shares from other shareholders.

As of June 30, 2003, there are no arrangements which could result in a change of control at a subsequent date.

B. *Related Party Transactions*

In July of 2001, Patrick Brigham, Chairman of the Board, agreed to convert certain subordinated debt owed by the Company to Mr. Brigham of (Cdn)$5,173,428 into 4,247,478 Shares, converted at a price of (Cdn)$1.218. The conversion price was arrived at by calculating the weighted average closing price of the stock (TSX) for the five days prior to conversion.

During the period April 1, 2002 to June 30, 2003, the Company is not aware of any other transactions or loans in which directors, executive officers, holders of ten percent of the Company's outstanding Shares, or any associate or affiliate of such person, has or had a material interest, direct or indirect.

Item 8. Financial Information

A. *Consolidated Statements and Other Financial Information*

See Item 17.

B. *Significant Changes*

There were no significant changes since the issuance of the March 31, 2003 financial statements.

Item 9. The Offer and Listing.

A. *Offer and Listing Details*

See Item 9.C.

B. *Plan of Distribution*

Not applicable.

C. *Markets*

The Shares commenced trading on the TSX in December, 1995 under the symbol "GTR". The TSX is the primary trading market for the Shares. The Shares began trading on AMEX in the United States on September 14, 1999 under the symbol "GIG." On September 11, 2001, the Shares began trading on both the AMEX and the TSX under the symbol MCZ to reflect the Company's name change to Mad Catz Interactive, Inc. The following is a summary of trading, on a quarterly basis, in the Shares on the TSX and AMEX for (a) each of the five most recent fiscal years, (b) each of the eight quarterly periods within the previous 2 fiscal years; and (c) each of the most recent 6 months:

THE TORONTO STOCK EXCHANGE

Fiscal Years ended March 31	High	Low
2003	$1.80	$0.65
2002	3.04	0.50
2001	3.15	0.66
2000	6.15	2.40
1999	2.80	0.56

Fiscal Year Ended March 31, 2002	High	Low
1st Quarter	$1.29	$0.50
2nd Quarter	3.04	1.00
3rd Quarter	2.85	1.58
4th Quarter	2.00	1.22

Fiscal Year Ended March 31, 2003	High	Low
1st Quarter	$1.80	$1.41
2nd Quarter	1.60	1.05
3rd Quarter	1.55	0.65
4th Quarter	1.08	0.67

Previous 6 Months	High	Low
January 2003	$1.00	$0.67
February 2003	1.08	0.87
March 2003	1.00	0.70
April 2003	1.00	0.80
May 2003	1.31	0.95
June 2003	1.24	0.83

AMERICAN STOCK EXCHANGE (in US$)

Fiscal Years ended March 31

	High	Low
2003	$1.15	$0.43
2002	1.94	0.34
2001	2.19	0.40
2000	3.75	1.93

Fiscal Year Ended March 31, 2002

	High	Low
1st Quarter	$0.87	$0.34
2nd Quarter	1.94	0.75
3rd Quarter	1.68	1.07
4th Quarter	1.14	0.80

Fiscal Year Ended March 31, 2003

	High	Low
1st Quarter	$1.15	$0.88
2nd Quarter	1.07	0.66
3rd Quarter	1.00	0.43
4th Quarter	0.79	0.43

Previous 6 Months

	High	Low
January 2003	$0.70	$0.43
February 2003	0.79	0.58
March 2003	0.66	0.50
April 2003	0.70	0.58
May 2003	0.95	0.67
June 2003	0.94	0.60

D. *Selling Shareholders*

Not applicable.

E. *Dilution*

Not applicable.

F. *Expenses of the Issue*

Not applicable.

Item 10. Additional Information.

A. *Share Capital*

Not applicable.

B. *Articles of Incorporation*

The Company is incorporated pursuant to the Canada Business Corporations Act (the "Act") under Corporation Number 294869-9. The Company's articles of incorporation do not contain any limitations on the objects or purposes of the Company.

The following is a summary of certain provisions of the Company's bylaws and articles of incorporation:

Directors' Responsibilities in Matters in Which the Director is Materially Interested

The Company's by-laws require any of the Company's directors or officers who is party to or who has a material interest in any person who is a party to a material contract, a proposed material contract, a material transaction or a proposed material transaction with the Company to disclose the nature and extent of the individual's interest in accordance with the Act. Pursuant to the Act, in the case of a proposed contract or transaction, the declaration must be made at the meeting of the Company's Board of Directors at which the question of entering into the contract or transaction is first taken into consideration, or if the interested director is not present at that meeting, at the next meeting. In the case where any of the Company's directors becomes interested in a contract after it is made, the declaration must be made at the first meeting of directors held after the applicable director has become interested. In the case where a proposed contract is dealt with by resolution instead of at a meeting, the disclosure that would otherwise be required to be made at a meeting must be made forthwith on receipt of the resolution, or if the director was not interested in the proposed contract at the time of receipt of the resolution, at the first meeting after he becomes so interested. The Company's by-laws require that approval of the Board of Directors be obtained, with the interested director refraining from voting (except as provided by the Act), for any contract or transaction in which a director is interested.

Directors' Power to Vote on Compensation to Themselves

Subject to the Act, the Company's by-laws provide that the directors shall be paid such renumeration for their services as the Board of Directors may determine.

Directors' Borrowing Powers

Under the Company's articles of incorporation, the Act, and the Company's by-laws the Company's directors may, without authorization of the shareholders, take various actions, including, but not limited to the following: (i) borrow money upon the credit of the Company; (ii) issue, reissue, sell, pledge or hypothecate debt obligations of the Company, whether secured or unsecured; (iii) give a guarantee on behalf of the Company to secure performance of an obligation of any person, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

Retirement of Directors Under an Age Limit Requirement

The Company's articles of incorporation and by-laws do not require directors to retire pursuant to an age limit.

Number of Shares Required for a Director's Qualification

The Company's articles of incorporation and by-laws do not require a director to hold Shares.

Rights and Preferences of Shares

The authorized share capital of the Corporation consists of an unlimited number of common shares ("Shares"), an unlimited number of Class A Preferred shares issuable in series and an unlimited number of Class B Preferred shares issuable in series. As of June 30, 2003, the Corporation had 53,206,719 common shares, no Class A Preferred shares and no Class B Preferred shares issued and outstanding.

Common Shares

Each common share of the Corporation entitles the holder to one vote at meetings of the shareholders of the Corporation and, subject to the prior rights of holders of Class A Preferred shares and Class B Preferred shares, to receive any dividends declared by the Board of Directors of the Corporation and the remaining property of the Corporation upon liquidation, dissolution or winding up.

Class A Preferred Shares

The Class A Preferred shares do not entitle the holder thereof to vote at meetings of the shareholders of the Corporation except when dividends are in arrears. However, holders of Class A Preferred shares have a priority over the Class B Preferred shares and common shares of the Corporation with respect to the right to receive the remaining property of the Corporation upon the liquidation, dissolution or winding-up of the Corporation and the right to receive dividends. The Class A Preferred shares are issuable in series in such number and having such designation, rights, privileges, conditions and restrictions as fixed by the Board of Directors from time to time.

Class B Preferred Shares

The Class B Preferred shares entitle the holder thereof to vote at meetings of the shareholders of the Corporation as well as to receive dividends. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets among shareholders for the purpose of winding up of its affairs, holders are entitled to receive $0.01 per Class B Preferred shares before any distribution to the holders of common shares and thereafter, the holders of Class B Preferred shares and common shares are entitled to share *pro rata* and *pari passu*. The Class B Preferred shares are convertible into common shares of the Corporation, on a share for share basis, and redeemable in accordance with the formula provided in the articles of incorporation of the Company.

The Company's articles of incorporation permit but do not require the Board of Directors to declare and pay dividends with respect to the Shares. Each holder of Shares is entitled to one vote per share on all matters coming for a vote before the shareholders. There is no cumulative voting. Directors stand for one-year terms and are elected at each annual meeting of shareholders. All holders of Shares are entitled to share equally in any surplus in the event of a liquidation of the Company after the Company's obligations are repaid. There are no provisions calling for redemption of securities, establishing any sinking fund, or establishing any obligation to participate in further capital calls by the Company. There is no provision discriminating against existing or prospective holders of Shares as a result of such shareholder owning a substantial number of Shares.

Creation of New Securities

The Act provides that the creation of a new class of shares, the addition, change or removal of any rights, privileges, restrictions in respect of all or any of its shares or the change of shares into a different number of shares, among other things, requires the approval of a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution, and in certain circumstances, with each class or series of shares entitled to vote separately.

Shareholder Meetings

The Act and the Company's by-laws require that an annual meeting of its shareholders be held not later than 15 months after the preceeding annual meeting at a time and place determined by the Company's Directors. The Company's Board of Directors may at any time call a special meeting of the shareholders.

At least 21 days' notice and not more than 60 days' notice of every shareholders' meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to the Company's shareholders entitled to vote at the meeting, to each director and to the Company's auditor by notice given as permitted by the Company's by-laws. Except as otherwise required by the Act, any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

No business will be transacted at any shareholder meeting unless the requisite quorum is present at the commencement of the business. The quorum for the transaction of business at a shareholder meeting is two persons present in person with each being a shareholder entitled to vote thereat or a duly appointed proxyholder for a shareholder so entitled.

Limitations on the Rights to Own Securities

Except as provided in the *Investment Canada Act* (the "Investment Act"), there are no limitations under the laws of Canada, the Province of Ontario or in the articles of incorporation or by-laws of the Company, on the right of foreigners to hold or vote the Company's Shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Company's Shares by a non-Canadian (other than a "WTO Investor" or a "NAFTA Investor" as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more. A non-Canadian (other than a WTO Investor or NAFTA Investor) would be deemed to acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the Shares outstanding (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the Shares outstanding) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquisition through the ownership of such shares. Certain transactions in relation to the Company's Shares would be exempt from review under the Investment Act, including, among others, the following:

- acquisition of shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
- acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and
- acquisition of control of the Company by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act provides for special review thresholds for WTO Investors and NAFTA Investors, who are essentially a natural or permanent resident of a World Trade Organization ("WTO") or North American Free Trade Agreement ("NAFTA") member, or an entity controlled by such persons. The United States is a member of the WTO and NAFTA. Under the Investment Act, as amended, an investment in the Company's Shares by a WTO Investor or a NAFTA Investor would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently Cdn.$223 million, and is adjusted annually (calculated as prescribed in the Investment Act).

The provisions of the Investment Act may have an anti-takeover effect as they may operate to prevent non-Canadian persons from directly or indirectly acquiring control of the Company.

Change in Control Provisions

The Company adopted a shareholder rights plan (the "Rights Plan") as of May 26, 2000 and the Rights Plan was confirmed by shareholders on June 20, 2000. An amendment to extend the term of the Rights Plan until the close of the Company's annual meeting of shareholders to be held in 2005, was approved by shareholders of the Company at the annual and special meeting of shareholders held on August 7, 2002.

Under the Rights Plan, a right to purchase one Share of the Company (a "Right") was issued for each outstanding Share of the Company as at May 26, 2000. In addition, a Right will be issued for each Share issued subsequent to May 26, 2000 and prior to the time of separation (the "Separation Time") of the Rights. Prior to the Separation Time, Rights will be evidenced by the corresponding Share certificate and will trade only with the corresponding Shares. The Rights will separate from the Shares and become exercisable eight trading days following an announcement that a person has acquired ownership of 20% or more of the Company's Shares (and thereby become an "Acquiring Person") or has commenced a take-over bid for the Company's Shares, other than, in each case, pursuant to a "Permitted Bid", a "Competing Permitted Bid" or other transaction approved by the Board of Directors of the Company. Upon a person becoming an Acquiring Person (other than by means of a "Permitted Bid", a "Competing Permitted Bid" or other approved transaction), then holders of Rights, other than the Acquiring Person and certain persons connected to the Acquiring Person, may exercise the Right to purchase Shares of the Company at a 50% discount to the then prevailing market price for the Shares, with the number of Shares purchasable per Right being equal to the number obtained by multiplying the exercise price of the Rights ($50) by 2 and dividing the product so obtained by the then prevailing market price.

Under the Rights Plan, a "Permitted Bid" is a take-over bid made by means of a take-over bid circular to all shareholders, which bid must be open for acceptance for a minimum of 60 days, be accepted by holders of not less than 50% of the outstanding Shares, excluding Shares owned by the offeror and certain related parties and which if so accepted, must be extended for a further 10 business days to allow other shareholders to tender to the bid. A "Competing Permitted Bid" is a take-over bid made while a Permitted Bid is ongoing and which satisfies all of the Rights Plan's criteria for a Permitted Bid, except that a Competing Permitted Bid need only be open for acceptance until the later of the 60th day after the earliest Permitted Bid then in existence was commenced and 21 days after the Competing Permitted Bid was made. The foregoing is a summary of the Rights Plan and is qualified in its entirety by the Rights Plan set forth in the Shareholder Rights Plan Agreement made as of May 26, 2000 between the Company and Montreal Trust Company of Canada, as amended by an agreement made as of August 7, 2002 between the Company and Computershare Trust Company of Canada (as successor to Montreal Trust), copies of which are available from the Company upon request.

The Rights Plan is designed to give the Company's shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Company's Board of Directors time to consider alternatives designed to allow the Company's shareholders to receive full and fair value for their Shares. Additionally, the Rights Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid. The desire to ensure that the Company is able to address unsolicited take-over bids for its Shares stems from a concern that Canadian take-over bid rules provide too short a response time to companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

Competition Act Review

Investments giving rise to the acquisition or establishment, directly or indirectly, by one of more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada's competition law authority, the Commissioner of Competition (the "Commissioner"). If or when the Commissioner concludes that a merger ("Merger"), whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply to the Competition Tribunal for an order that the merger not proceed or, in the case of a completed merger, for an order that the merger be dissolved or that the acquirer dispose of shares or assets, as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive Merger review power applies to all Mergers, whether or not they meet limits for pre-notification under the Competition Act.

In addition to substantive Merger review, the Competition Act provides for a notification regime respecting Mergers of certain size. The regime applies in respect of share acquisitions, asset acquisitions, acquisition of interests in a combination, amalgamations and the creation of certain combinations. For ease of reference, this filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who propose to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

(i) aggregate gross assets in Canada that exceed Cdn. $400.0 million in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

(ii) aggregate gross revenue from sales in, from or into Canada that exceed Cdn. $400.0 million for the most recently completed fiscal year shown on the said financial statements; and

(iii) the party being acquired must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding Cdn. $50.0 million as shown on the said financial statements. Acquisition of shares carrying up to but not exceeding 20% of the votes of a publicly traded corporation, or 35% of the votes in a private corporation will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is net.

If a transaction is pre-notifiable, a filing must be made with the Commissioner containing the prescribed information with respect to the parties, and a waiting period, (either fourteen or forty-two days, depending on whether a short or long form filing is chosen) must expire prior to closing.

As an alternative to pre-notification, the Commissioner may grant an Advance Ruling Certificate which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Commissioner concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

Shareholder Ownership Disclosure

The Company's articles of incorporation and bylaws do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the Act, the Company may, by special resolution of its shareholders, change the Company's share capital, in accordance with the terms of the special resolution approved by the Company's shareholders. A special resolution requires the approval of a majority of not less than two-thirds of the votes cast by shareholders in respect thereof.

The Board of Directors of the Corporation are authorized to designate one or more series of Class A Preferred Shares and Class B Preferred Shares of the Company and to fix the rights, privileges, conditions and restrictions.

C. Material Contracts

The Company entered into the following material contracts during the previous two years, other than contracts entered into in the ordinary course of business.

On January 21, 2003, MCI entered into an agreement with InterAct Accessories, Inc. and Recotor Corporation whereby MCI purchased all rights to the GameShark brand, including all associated intellectual property rights for $5.1 million U.S. dollars. The purchase was funded through the Company's asset based Credit Facility.

On January 22, 2003, the Company and Fire International and its related companies entered into an exclusive distribution agreement, whereby Fire International would supply MCI with game enhancements discs that could would be sold by the Company under the GameShark brand. Unless terminated earlier, the agreement will extend for a minimum of 5 years from April 1, 2003.

On February 10, 2003, MCI entered into a Web Services Agreement with IGN Entertainment, Inc. ("IGN") wherein IGN agreed to modify, host, maintain and serve the GameShark and GameShark Gear websites. The agreement has an initial term of two (2) years after which either party may terminate the agreement upon thirty (30) days written notice.

On April 7, 2003, the Company entered into an internet marketing agreement with IGN Entertainment, Inc. ("IGN") relating to marketing to be done on the Company GameShark related websites. The contract extends until at least March 21, 2004.

On July 9, 2001, the Company entered into a lease with H. G. Fenton Company for approximately 14,022 square feet of office space located at 7480 Mission Valley Road, San Diego, California 92108. This office space is occupied by MCI, the Company's principal subsidiary. The lease commenced on September 1, 2001 and continues in effect until August 31, 2006.

On September 25, 2000 the Company entered into the Credit Facility. The Credit Facility has been amended from time to time to reflect changes in the Company's business and the parties with authority to borrow under the Credit Facility. Specifically, on July 18, 2002 and August 1, 2002, the Company entered into additional loan agreements to allow its recently formed subsidiaries in the United Kingdom and China to borrow under the Credit Facility. The Credit Facility has an initial term of 3 years, which may be extended by Congress an additional year at its option. If neither party gives at least sixty (60) days notice prior to the renewal date, then the agreement automatically extends for an additional year.

On March 2, 2001, the Company entered into a licensing agreement with Microsoft to produce and market certain accessories for the X-box console. The license fee is a based upon a percentage of net sales for licensed products. The agreement was automatically renewed last year as neither party gave notice to terminate the agreement. The license expires on February 28, 2004 and automatically renews for consecutive 12 month periods unless notice is served by either party to terminate the agreement.

On September 28, 2001, the Company entered into a licensing agreement with Immersion for the sale of spinning mass tactile feedback devices (products that "rumble"). The license fee is based upon a percentage of net sales of licensed product. The agreement is in effect during the life of the relevant Immersion patents.

D. Exchange Controls

There are currently no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or affects the remittance of dividends, interest or other payments to holders of the Company's securities who are not residents of Canada, other than withholding tax requirements.

E. Taxation

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the "Convention") and at all relevant times, is resident in the United States and not resident in Canada, deals at arm's length and is not affiliated with the Company, holds the Company's Shares as capital property and does not use or hold and is not deemed to use or hold the Company's Shares in or in the course of carrying on business in Canada and is not a non-resident insurer for the purposes of the Canadian Tax Act (a "United States Holder").

This following summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company's understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

Dividends on the Company's Shares

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to residents of the United States is reduced to 15% or, in the case of a U.S. corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends. The Company will be required to withhold the applicable amount from each dividend and remit the withheld amount to the Canada Customs and Revenue Agency.

Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the Company's Shares.

Disposition of the Company's Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's Shares, unless such shares are "taxable Canadian property" within the meaning of the Canadian Tax Act and no relief is afforded under the Convention. The Shares of the Company will be taxable Canadian property of a non-resident if at any time during the sixty (60) month period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of a class of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length for purposes of the Canadian Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real property (as defined in the Convention) situated in Canada.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports and other information with the Securities and Exchange Commission (the "SEC").

You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The Company does not file electronically with the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The Company is required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. The Company has included in this report certain information disclosed in the Company's Proxy Statement prepared under Canadian securities rules.

The Company will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company at the following address: Mad Catz Interactive, Inc., 7480 Mission Valley Road, Ste. 101, San Diego, California 92108, Attention: Investor Relations, telephone number: 619-683-9830.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Quantitative Information About Market Risk

Congress Credit Facility

On September 25, 2000, the Company entered into the Credit Facility with Congress for Congress to provide the Company with lines of credit totaling approximately $35.0 million for the MCI business. The Credit Facility was amended in September 2001 to remove references and obligations of the Games Trader business and again in June and August 2002 to allow MCE and MCIA to borrow under the facility. This Credit Facility replaced lines of credit from other lenders which were established by MCI and Games Trader prior to the Company's acquisition of MCI. Subsequent to March 31, 2001, the Games Trader facility was repaid and closed.

The Credit Facility is being utilized to finance ongoing operations; in addition, a maximum of $10.0 million may be utilized, at Congress' discretion, for acquisitions. The Credit Facility is secured by the Company's assets, including a pledge in favor of Congress of the stock of the Company's subsidiaries. The interest rate payable on outstanding balances is the U.S. prime rate plus 0.75% for MCI related borrowings. In addition, the Company is obligated to pay Congress (i) a monthly Service Fee of $2,000, (ii) an unused Line Fee equal to 0.25%, and (iii) an Early Termination Fee which ranges from .50% and 1.5% of the Credit Facility. The term of the Credit Facility is three (3) years, with a one (1) year renewal at Congress' option, and automatic one year renewals, unless either party gives notice of termination.

At June 30, 2003, the outstanding balance of the Credit Facility was approximately $17,557,339.

The Company's primary market risk exposures are foreign exchange risk and interest rate risk.

Foreign Exchange Risk

The Company's reporting currency is the US dollar. The Company is exposed to foreign exchange risk associated with its sales to Canadian customers and to United Kingdom customers. Any increase in the value of the US dollar compared with the Canadian dollar, British pound, or Euro, will reduce the Company's sales revenue expressed in US dollars. The Company hedges its exposure to foreign exchange risk. The Company hedged it's sales to the United Kingdom subsidiary, MCE, Ltd. in fiscal year 2003. Gains and losses resulting from the effects of changes in the U.S. dollar to Canadian dollar or British pound exchange rate are recorded in income.

Interest Rate Risk

The Company is exposed to interest rate risk on borrowings under the Credit Facility. Funds advanced to the Company pursuant to the Credit Facility bear interest at the prime rate in Canada and the U.S. (depending on which country funds are advanced from) plus 0.75%. The Company does not hedge its exposures to interest rate risk.

The following table sets out the weighted average interest rates and maturities of the Company's long-term debt at June 30, 2003.

	Expected to Mature in fiscal year ended March 31,		
	2004	2005	2006
	(in millions of dollars, except percentages)		
Credit facility			
Canadian Dollars	$ 0.0	n/a	n/a
US Dollars	$17.6	n/a	n/a
Effective interest rate at March 31, 2003	5.50%		
Bank Term Loan			
Canadian Dollars	$ 0.0	n/a	n/a

Limitations

The discussion above includes only those exposures that existed at July 25, 2003. As a result, the discussion above does not consider exposures or positions that could arise after July 25, 2003. The Company's ultimate realized gain or loss with respect to foreign exchange and interest rate fluctuations will depend on the exposures that arise during the period, the Company's hedging strategies, if any, at the time, and the foreign exchange and interest rates.

Qualitative Information About Market Risk

See "Quantitative Information About Market Risk." elsewhere in this Form 20-F.

Interim Periods

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

As of June 30, 2003 the Company did not have any defaults, dividend arrearages or delinquencies, that have not been waived.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

As of June 30, 2003 there have been no material modifications to the rights of security holders and use of proceeds.

Item 15. Control Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

Item 16A. Audit Committee Financial Expert

Reserved.

Item 16B. Code of Ethics

Reserved.

Item 16C. Principal Accountants and Fees

Reserved.

PART III

Item 17. Financial Statements.

(a) Report and Consolidated Balance Sheets as of March 31, 2003 and 2002 and Statement of Operations and Deficit and Cash flows for the years ended March 31, 2003, 2003 and 2001 reported on by KPMG LLP, Chartered Accountants. These statements are expressed in US dollars and were prepared in accordance with GAAP in Canada, which vary in certain significant respects from GAAP in the United States. See Note 13 to the financial statements.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

Number	Description
1.1	Articles of Incorporation and Amendments thereto(1)
1.2	By-Laws(2)
4.1	Non-Competition Agreement dated August 31, 1999, among and between Thomas Roberts, GTR Group Inc., Mad Catz, Inc., FX Unlimited, Inc., and Mad Catz (Asia) Limited.(3)
4.2	Loan Agreement between Congress Financial Corporation (Canada) and 1328158 Ontario Inc., dated September 25, 2000.(3)
4.3	Loan Agreement between Congress Corporation (Central) and Mad Catz, Inc., dated September 25, 2000.(3)
4.4	Guarantee from 1328158 Ontario Inc, to Congress Financial Corporation (Canada), dated September 25, 2000.(3)
4.5	General Security Agreement among and between Mad Catz, Inc., FX Unlimited, Inc., and Congress Financial Corporation (Central), dated September 25, 2000.(3)
4.6	Guarantee from Mad Catz, Inc. to Congress Financial Corporation (Central), dated September 25, 2000.(3)
4.7	Employment Agreement between Mad Catz, Inc. and Darren Richardson, dated May 18, 2000.(4)
4.8	Standard Industrial Lease between H. G. Fenton Company and Mad Catz Inc., dated July 9, 2001.(4)
4.9	Employment Agreement between Mad Catz, Inc. and Andrew C. Schmidt, dated July 1, 2001.(4)
4.10	First Amended and Restated Loan Agreement between Congress Financial Corporation (Central) and Mad Catz, Inc., dated as of September 5, 2001.(4)
4.11	Amended and Restated General Security Agreement by and among Mad Catz Inc., FX Unlimited, Inc. and Congress Financial Corporation (Central), dated as of November 30, 2001.(4)
4.12	Amending Agreement between Mad Catz, Inc. and Congress Financial Corporation (Central), dated as of June 18, 2002.(4)
4.13	Guarantee and Debenture between Mad Catz Limited, Mad Catz Europe Limited and Congress Financial Corporation (Central), dated as of July 18, 2002.(4)
4.14	Amended and Restated Incentive Stock Option Plan of the Company(4)
4.15	Form of Incentive Stock Option Plan(4)
4.16	Agreement, dated January 17, 2003 between Fire International Ltd. and its related companies and Mad Catz Interactive, Inc. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
4.17	Letter Agreement, dated January 21, 2003, between and Mad Catz Interactive, Inc., Mad Catz, Inc. and InterAct Accessories, Inc.

Number	Description
4.18	Second Amending Agreement made as of the 22nd day of January 2003 between Mad Catz, Inc. and Congress Financial Corporation (Central).
4.19	Web Services Agreement made and entered into as of February 11, 2003, by and between IGN Entertainment, Inc. and Mad Catz, Inc. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
4.20	First Amending Agreement dated as of the 14th day of February 2003 between Mad Catz Interactive, Inc. and Fire International Ltd. and its related companies. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
4.21	Marketing Agreement made and entered into as of April 7, 2003 between IGN Entertainment, Inc. and Mad Catz, Inc. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
4.22	First Amendment to Web Services Agreement dated as of May 5, 2003 between IGN Entertainment, Inc. and Mad Catz, Inc. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
99.1	Certification of Chief Executive Officer pursuant to Section 902 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 902 of the Sarbanes-Oxley Act of 2002

(1) Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on October 15, 2001 and incorporated herein by reference.

(2) Previously filed as an exhibit to the Registration Statement on Form 20-F, dated June 1, 1999, filed with the SEC on June 3, 1999 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Annual Report on Form 20-F of Games Trader Inc. for the fiscal year ended March 31, 2000 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Annual Report on Form 20-F of Mad Catz Interactive, Inc. for the fiscal year ended March 31, 2002 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAD CATZ INTERACTIVE, INC.

/s/ MORRIS PERLIS

Morris Perlis
President and Chief Executive Officer

/s/ CYRIL TALBOT III

Cyril Talbot III
Chief Financial Officer

CERTIFICATIONS

I, Morris A Perlis, certify that:

1. I have reviewed this annual report on Form 20-F of Mad Catz Interactive, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 23, 2003

/s/ MORRIS PERLIS

Morris Perlis
President and Chief Executive Officer

I, Cyril Talbot III, certify that:

1. I have reviewed this annual report on Form 20-F of Mad Catz Interactive, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 23, 2003

/s/ CYRIL TALBOT III

Cyril Talbot III
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report

The Shareholders
Mad Catz Interactive, Inc.:

We have audited the consolidated balance sheets of Mad Catz Interactive, Inc. as of March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mad Catz Interactive, Inc. as of March 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003 in accordance with accounting principles generally accepted in Canada.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
May 30, 2003

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements or when there is a retroactive adjustment, such as those described in Note 2 to the consolidated financial statements as at March 31, 2003 and 2002 and for each of the years in the three-year period March 31, 2003. Our report to the shareholders dated May 30, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
May 30, 2003

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets
March 31, 2003 and 2002
(Expressed in U.S. dollars)

	2003	2002 (restated-Note 2)
Assets		
Current assets:		
Cash	$ 1,234,104	$ 1,902,966
Accounts receivable	16,530,226	10,276,547
Inventories	18,413,299	15,918,898
Prepaid expenses and deposits	1,032,830	754,261
Future tax assets	3,030,550	2,070,835
Income tax receivable	598,137	267,495
Total current assets	40,839,146	31,191,002
Deferred financing fees	238,649	722,442
Capital assets	1,729,310	1,919,749
Intangible assets	5,046,634	—
Goodwill	17,737,549	16,362,175
	$ 65,591,288	$ 50,195,368
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank loan	$ 17,076,993	$ 4,335,084
Accounts payable and accrued liabilities	16,004,283	16,106,044
Total current liabilities	33,081,276	20,441,128
Future tax liabilities	85,829	136,886
Commitments and contingencies		
Shareholders' equity:		
Capital stock	45,793,085	45,554,910
Cumulative translation adjustment	2,534,677	1,176,715
Accumulated deficit	(15,903,579)	(17,114,271)
Total shareholders' equity	32,424,183	29,617,354
	$ 65,591,288	$ 50,195,368

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Operations and Deficit
Years ended March 31, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	2003	2002	2001 (restated-Note 2)
Net sales	$ 91,657,866	$ 83,337,134	$ 58,472,096
Cost of sales	70,699,800	64,927,895	45,458,773
Gross profit	20,958,066	18,409,239	13,013,323
Expenses (income):			
Selling	8,683,104	7,276,113	5,194,493
Administrative	7,298,030	4,934,693	6,249,853
Interest	1,757,860	985,342	868,193
Interest on subordinated debt	—	246,781	409,619
Depreciation and amortization	1,172,784	1,009,936	752,514
Other income	(46,936)	—	—
Foreign exchange (gain) loss	94,220	(60,511)	200,911
	18,959,062	14,392,354	13,675,583
Income (loss) before income taxes and goodwill charges	1,999,004	4,016,885	(662,260)
Provision for income taxes	788,312	1,855,544	3,217,371
Income (loss) before goodwill charges	1,210,692	2,161,341	(3,879,631)
Goodwill charges	—	976,665	996,549
Income (loss) from continuing operations	1,210,692	1,184,676	(4,876,180)
Gain (loss) from discontinued operations	—	302,095	(19,136,936)
Net income (loss)	1,210,692	1,486,771	(24,013,116)
Retained earnings (deficit), beginning of year	(17,114,271)	(18,601,042)	5,092,741
Adjustment for change in reporting currency	—	—	319,333
Retained earnings (deficit), beginning of year (as restated)	—	—	5,412,074
Accumulated deficit, end of year	$(15,903,579)	$(17,114,271)	$(18,601,042)
Basic and diluted income (loss) per share before goodwill charges and discontinued operations	$ 0.02	$ 0.04	$ (0.09)
Basic and diluted income (loss) per share on discontinued operations	—	0.01	(0.42)
Basic and diluted loss per share on goodwill charges	—	(0.02)	(0.02)
Basic and diluted net income (loss) per share	$ 0.02	$ 0.03	$ (0.53)
Number of shares used in per share computations:			
Basic	53,070,890	51,188,889	45,297,305
Diluted	53,689,972	51,956,695	45,297,305

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Cash Flows
Years ended March 31, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	2003	2002	2001 (restated-Note 2)
Cash flows from operating activities:			
Net income (loss)	$ 1,210,692	$ 1,486,771	$(24,013,116)
Adjusted for income (loss) from discontinued operations	—	(302,095)	19,136,936
Items not involving cash:			
Write-off of investment	—	—	271,202
Amortization of deferred financing fees	483,793	603,465	740,715
Foreign exchange losses (gains)	94,220	(60,511)	208,023
Depreciation and amortization	1,172,784	1,986,601	1,749,063
Future income tax assets and liabilities	(1,010,772)	143,267	414,440
Changes in noncash operating working capital:			
Accounts receivable	(6,122,433)	(3,462,953)	8,242,002
Prepaid expenses and deposits	(271,969)	(96,663)	193,160
Inventories	(2,393,654)	(2,411,279)	4,588,381
Income tax receivable	(326,483)	12,027	1,457,472
Accounts payable and accrued liabilities	(228,863)	7,377,328	(2,938,989)
Net cash provided by (used in) continuing operations	(7,392,685)	5,275,958	10,049,289
Cash provided by discontinued operations	—	302,095	(8,938,505)
Cash flows from investing activities:			
Purchases of capital assets	(939,490)	(1,103,614)	(1,237,725)
Purchase of intangible assets	(5,082,803)	—	—
Net cash used in investing activities	(6,022,293)	(1,103,614)	(1,237,725)
Cash flows from financing activities:			
Deferred financing fees	—	—	(2,071,834)
Shareholder advances	—	—	3,849
Bank loans	12,741,909	(4,349,018)	39,536
Subordinated debt	—	—	4,987,465
Repayment of subordinated debt	—	—	(1,692,136)
Mad Catz obligation	—	—	(3,832,631)
Proceeds from issue of share capital, net	239,666	367,100	4,163,734
Net cash provided by (used in) financing activities	12,981,575	(3,981,918)	1,597,983
Effects of exchange rate changes on cash	(235,459)	(45,035)	(15,562)
Net increase (decrease) in cash	(668,862)	447,486	1,455,480
Cash, beginning of year	1,902,966	1,455,480	—
Cash, end of year	$ 1,234,104	$ 1,902,966	$ 1,455,480
Supplemental cash flow information:			
Income taxes paid	$ 1,840,000	$ 1,800,000	$ 1,110,096
Interest paid	$ 1,271,967	$ 665,862	$ 1,277,812

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Financial Statements
March 31, 2003 and 2002
(Expressed in U.S. dollars)

(1) Organization and Description of Business

Mad Catz Interactive, Inc. ("the Company") was incorporated on February 3, 1997 under the Canada Business Corporations Act and commenced operations on April 7, 1997. The Company has two primary operating subsidiaries, one of which is Mad Cartz, Inc. ("MCI") and the other of which is 1328158 Ontario Inc., which distributes the Mad Catz line of video game accessories in Canada under the name Mad Catz Canada ("MCC"). MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware ("FX"), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws Hong Kong ("MCA") that provides China factory quality assurance services for MCI. The Company owns all the issued and outstanding shares of Mad Catz Europe, Limited, a corporation incorporated under the laws of England and Wales ("MCE") that sells the Company's Mad Catz line of video game accessories in Europe. The Company also owns all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong ("MCIA") that provides procurement services related to the manufacture of Mad Catz products.

The Company manufactures (through third parties) the majority of its products in Asia. The Company's products have been designed, developed, manufactured and marketed for all major console based video game systems. The Company's products include video game controllers and accessories of all types. The Company produces a variety of interactive video game control devices, each used in conjunction with interactive entertainment software and console based video game platforms. The Company's principal products include automotive racing simulation controllers, including joysticks, gamepads, light guns, and control pads, memory cards, cables and steering wheels.

(2) Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 13, conform in all material respects with accounting principles generally accepted in the United States. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, MCC, Xencet U.S. Inc., Singapore Holdings Inc., MCI, MCIA, MCA, MCE, FX, and Mad Catz Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenues from product sales are recognized upon shipment and when title passes to the customer. Revenues from sales to authorized resellers are subject to terms allowing price protection and certain rights of return. Accordingly, allowances for estimated future returns and price protection are provided for upon shipment. Such amounts are estimated and periodically adjusted based on historical and anticipated rates of returns, inventory levels and other factors and are recorded as a reduction of revenue.

Advertising

Advertising costs are expensed as incurred and were $4,876,379, $2,913,642 and $1,527,357 in the years ended March 31, 2003, 2002 and 2001, respectively. Effective April 1, 2002, the Company adopted EITF Issue No. 01-09 ("EITF No. 01-09"), *Accounting for Consideration Given by a vendor to a Customer (Including a Reseller of the Vendor's Products)*, which addresses the recognition, measurement and income statement classification of consideration given by a vendor to a customer. EITF No. 01-09, among other things, requires that certain consideration given by a vendor to a customer be characterized as a reduction of revenue when recognized in the vendor's income statement, unless certain criteria are met.

The Company previously recorded cooperative advertising costs as selling expenses in the accompanying statements of operations. The adoption of EITF No. 01-09 did not have any effect on the Company's consolidated financial statements as the Company's cooperative advertising arrangements have an identifiable benefit and an estimable fair value, which results in classifying the amounts as a cost incurred. Pursuant to EITF No. 01-09, cooperative advertising arrangements not meeting these criteria are recognized as a reduction of revenue.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. The Company periodically estimates the uncollectability of accounts receivable and records allowances for estimated losses. The Company analyzes the aging of accounts receivable, historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Inventories

Raw materials, packaging materials, and accessories are valued at the lower of cost, determined by the first-in, first-out method, or market. Finished goods are valued at the lower of cost or market with cost being determined on an average cost basis using the first-in first-out method.

Capital Assets

Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded over the estimated useful lives of the assets on a straight-line basis at the following annual rates:

Manufacturing and office equipment	20%-33%
Computer hardware	33%
Computer software	33%
Computer system development	33%
Furniture and fixtures	20%
Leasehold improvements	20%
Moulds	33%

The Company assesses the value of their capital assets annually by ensuring the net recoverable amount of its assets exceeds the net carrying amount. In the year of a write-down, capital assets will be reduced by a charge to income.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired.

The Company adopted Section 3062 of The Canadian Institute of Chartered Accountants' (CICA) Handbook. ("Section 3062"), "Goodwill and Other Intangible Assets," on April 1, 2002. Section 3062 discontinues the amortization of goodwill and intangible assets with indefinite useful lives. In accordance with Section 3062, beginning April 1, 2002, the Company no longer amortizes goodwill. Instead, the Company will review these assets periodically for impairment in accordance with the provisions of Section 3062. As of September 30, 2002, the Company completed its implementation of Section 3062 and conducted the required transitional impairment tests. The Company determined that it has one reporting unit and that this single reporting unit is the entire company, or Mad Catz Interactive, Inc. This conclusion was reached due to the integrated nature of the operations of Mad Catz Interactive, Inc. and its subsidiaries and the lack of differing economic characteristics between them on implementation of Section 3062, the Company reviewed the previous acquistions and did not identify any intangible assets that should be reported separately from goodwill. The Company conducted the first step of the transitional impairment test using this one reporting unit and concluded that no impairment of goodwill existed as of April 1, 2002. Prior to the adoption of Section 3062, goodwill was amortized on a straight-line basis over the expected periods to be benefited, or 20 years, and assessed for recoverability by determining whether the goodwill balance could be recovered through undiscounted future operating cash flows of the acquired operation.

The following table reconciles previously reported net income as if the provisions of Section 3062 were in effect for the years ended March 31, 2002 and 2001:

	2002	2001
Reported net income (loss)	$1,486,771	$(24,013,116)
Add back goodwill amortization	976,665	996,549
Adjusted net income (loss)	$2,463,436	$(23,016,567)
Reported basic and diluted net income (loss) per share	$ 0.03	$ (0.53)
Add back goodwill amortization	0.02	0.02
Adjusted basic and diluted net income (loss) per share	$ 0.05	$ (0.51)

Impairment of Long-Lived Assets

Long-lived assets, such as capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceed the fair value of the asset.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Deferred Financing Fees

Deferred financing fees include costs related to obtaining debt financing and are amortized on a straight-line basis over the term of the debt. Amortization of deferred financing fees is included as a component of interest expense.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under the asset and liability method of accounting for income taxes, future tax assets, and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities and for tax loss carryforwards.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date. To the extent that it is not "more likely than not" that a future tax asset will be realized, a valuation allowance is provided.

Foreign Currency Translation

The United States dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated to United States dollars using the current rate method. The British pound is the functional currency of the Company's United Kingdom operations, which are translated to United States dollars using the current rate method.

Foreign currency transactions and account balances have been translated where applicable into United States dollars as follows: monetary assets and monetary liabilities are translated into United States dollars at the rate of exchange in effect at the balance sheet date; revenue and expenses are translated into United States dollars at the average rates of exchange prevailing during the year. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations and deficit.

The assets and liabilities of the Company and of MCC, which have the Canadian dollar as the functional currency, and of MCE, which has the British pound as its functional currency are considered financially and operationally independent, and are translated into United States dollars at the rate of exchange in effect at year-end. The revenue and expenses of these self-sustaining operations are translated at the average rate of exchange in effect during the year. The foreign currency translation adjustment is included as a separate component of shareholders' equity.

The Company enters into short-term foreign exchange contracts with its bank to hedge against the impact of currency fluctuations. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. These contracts are normally settled on a monthly basis. The Company will continue to assess the benefits and risks of strategies to manage the risks presented by currency exchange rate fluctuations. There is no assurance that any strategy will be successful in avoiding losses due to exchange rate fluctuations, or that the failure to manage currency risks effectively would not have a material adverse effect on the Company's results of operations. As of March 31, 2003, the Company had no outstanding foreign currency forward exchange contracts.

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new standards for the translation of foreign currencies, which discontinues the use of the convenience method of translation when a change in reporting currency is made. These standards bring Canadian practice into alignment with most other industrialized nations. In 2002, the Company had changed its reporting currency from the Canadian dollar to the United States dollar and had accounted for their change in reporting currency in 2001 using the convenience translation method. Upon the adoption, the Company discontinued the use of the convenience method and restated their consolidated financial statements as if the new reporting currency had always been used. The change has been applied retroactively, resulting in a $1,104,910 increase in net loss for the year ended March 31, 2001 and a $785,577 cumulative increase to cumulative translation adjustment and accumulated deficit on the accompanying consolidated balance sheet as of March 31, 2002.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, including cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these instruments. The carrying value of the bank loan approximates its fair value as the interest rate is that which is currently available to the Company.

Net Income per Share

The Company calculates net income per share in accordance with Handbook Section 3500, under which the treasury stock method is used to calculate diluted net income per share, consistent with United States accounting principles. The treasury stock method assumes any option proceeds would be used to purchase common shares at the average market price during the period.

Basic net income per share is calculated using the weighted-average number of common shares outstanding during the periods presented. Diluted income per share is calculated using the weighted-average number of common and dilutive potentially issuable common stock outstanding during the periods presented. The Company has granted certain stock options which have been treated as potentially issuable common stock.

The following table sets forth the computation of basic and diluted income (loss) per share:

	Years Ended March 31,		
	2003	2002	2001
Net income (loss)	$ 1,210,692	$ 1,486,771	$(24,013,116)
Shares:			
Weighted average common shares outstanding—basic	53,070,890	51,188,889	45,297,305
Effect of dilutive shares:			
Employee stock options	619,082	716,348	—
Warrants	—	51,458	—
Weighted average common shares outstanding—diluted	53,689,972	51,956,695	45,297,305

Options to purchase 2,076,318 and 1,222,100 shares of common stock were outstanding as of March 31, 2003 and 2002, respectively, but were not included in the computation of diluted net income per share, as the effect would be antidilutive. Stock options and warrants were not included in 2001 as they are considered antidilutive.

Stock-Based Compensation

The Company adopted Handbook Section 3870 ("Section 3870"), "Stock-Based Compensation and Other Stock-Based Payments", on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 permits the Company to continue its existing policy whereby no compensation cost is recorded for stock option grants to employees. For employee stock-based payments, the Company has elected to use the settlement method of accounting whereby cash received on the exercise of stock options is recorded as capital stock. Pro forma information regarding net income and net income per share is required by Section 3870, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the year ended March 31, 2003: no dividend yield, volatility of 76%, risk-free interest rate of 5%, and an expected life of 3 years. The weighted average estimated fair value of employee stock options granted during fiscal 2003 was $0.55. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. Had the fair value based method been used to account for employee stock options, the Company would have recorded net income and basic and diluted net income per share for the year ended March 31, 2003 as follows:

Net income as reported	$1,210,692
Stock based compensation using the fair value method	(261,841)
Pro forma net income	$ 948,851
Basic and diluted net income per share as reported	$ 0.02
Pro forma basic and diluted net income per share	$ 0.02

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3) Discontinued Operations

In March 2001, the Company's Board of Directors adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. These units are accounted for as discontinued operations and, accordingly, amounts in the financial statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.

During 2002, the Company recorded a net gain of $302,095 in respect to the GTI and ZapYou.com business units. No revenue was recognized related to the GTI and ZapYou.com businesses during 2003 and 2002. The 2002 gain from discontinued operations is a result of revaluing the fiscal 2001 provisions to provide for the expected future liabilities associated with the GTI and ZapYou.com businesses. The remaining assets and liabilities of these businesses are not material to the consolidated financial statements.

(4) Inventories

Inventories consist of the following at March 31, 2003 and 2002:

	2003	2002
Raw materials	$ 1,198,640	$ 4,516,360
Finished goods	17,151,875	11,163,351
Packaging materials and accessories	62,784	239,187
	$18,413,299	$15,918,898

(5) Capital Assets

Capital assets consist of the following at March 31, 2003 and 2002:

	Cost	Accumulated amortization	2003 Net book value	2002 Net book value
Manufacturing and office equipment	$ 141,645	$ 82,259	$ 59,386	$ 80,888
Computer hardware and software	1,254,723	789,272	465,451	535,603
Furniture and fixtures	137,198	60,637	76,561	96,786
Leasehold improvements	417,394	180,724	236,670	277,919
Moulds	2,961,510	2,070,268	891,242	928,553
	$4,912,470	$3,183,160	$1,729,310	$1,919,749

(6) Intangible Assets

On January 21, 2003, the Company acquired the rights to the GameShark brand, intellectual property, and the www.gameshark.com web site from InterAct, a subsidiary of Recoton Corporation, for total cash consideration of $5,082,083. GameShark is the industry leader in video game enhancement software, which enables players to take full advantage of the secret codes, short cuts, hints and cheats incorporated by video game publishers into their game offerings. In connection with the GameShark acquisition, the Company entered into a multi-year technology agreement with Fire International, Ltd. to implement Fire's technology in the GameShark brand of video game enhancements. The Company is in the process of determining the useful lives of the acquired intangible assets and has recorded an estimate of amortization expense through March 31, 2003. For the year ended March 31, 2003, amortization of $36,169 with respect to these assets was recorded.

(7) Bank Loans

On September 25, 2000, MCI signed a loan agreement with Congress Financial Corporation (Central) (Congress) to borrow up to $35,000,000 under a revolving line of credit. The Credit Facility was amended on June 18, 2002 and August 1, 2002 to allow MCE and MCIA to borrow under the facility. The Credit Facility replaced lines of credit from other lenders that were established prior to the Company's acquisition of MCI. On January 22, 2003, the Credit Facility was further amended to allow for a temporary increase in the credit facility to accommodate the acquisition of the GameShark intellectual property. The line of credit accrues interest on the daily outstanding balance at U.S. prime rate plus 0.75% per annum, expires in 2003 and must be repaid in United States dollars. The line of credit is secured by a first priority interest in MCI's inventories, equipment, accounts receivable and investment properties. The line of credit is guaranteed by the Company.

The Company has also been granted an additional $10,000,000 line of credit from Congress to be used for acquisition purposes under the same conditions and terms as the lines of credit described above.

The Congress loan agreements also require the borrowers to meet a monthly consolidated tangible net worth covenant. Congress has waived this requirement until the loan agreements expire.

(8) Subordinated Debt

On September 18, 2000, the Company signed a loan agreement with a shareholder and director to borrow $5,000,000. The loan accrued interest on the daily outstanding balance at 14% per annum. As at July 17, 2001, an agreement was reached to convert the outstanding loan to equity. The balance of the loan at that date was

$3,361,770, which included $23,051 of unpaid interest. The loan was converted into 4,247,478 shares at a share price of Cdn. $1.218 which was the five day average share price for the period from June 12 to June 18, 2001.

In connection with this loan agreement, the Company issued 200,000 warrants to purchase the Company's common stock. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.91. The warrants were exercised in September 2002.

(9) Capital Stock

Authorized

Unlimited Class A preferred shares, no par value
Unlimited Class B preferred shares, no par value
Unlimited common shares, no par value

Issued and Outstanding

Common shares	Number of shares	Amount
Balance, March 31, 2000	40,613,506	$34,484,808
Exercise of options under stock option plan	225,999	177,634
Shares issued on exercise of warrants	5,303,791	4,071,801
Shares issued for Mad Catz purchase	2,059,739	3,266,731
Warrants purchased	—	(96,733)
Share issue costs, net of tax effect	—	(81,199)
Balance, March 31, 2001	48,203,035	41,823,042
Exercise of options under stock option plan	459,035	370,098
Shares issued on conversion of subordinated debt (note 8)	4,247,478	3,361,770
Balance, March 31, 2002	52,909,548	45,554,910
Exercise of options under stock option plan	97,171	53,470
Exercise of share purchase warrants	200,000	184,705
Balance, March 31, 2003	53,206,719	$45,793,085

Stock Option Plan

Under the Company's stock option plan (the Plan), options are granted to purchase common shares and are exercisable over a period of up to five years. Directors options vest immediately and other options generally vest over a period of two years with one-third vesting immediately. The Company has authorized 6,000,000 shares of common stock to be purchased pursuant to options granted under the Plan. The following director, officer, and employee stock options have been granted and are outstanding under the Plan:

	2003		2002		2001	
	Options	Weighted average exercise price	*Options*	Weighted average exercise price	*Options*	Weighted average exercise price
Outstanding, beginning of year	3,501,467	$1.16	2,443,410	$1.51	1,900,659	$2.00
Granted	900,000	0.89	1,928,833	0.68	977,250	1.15
Exercised	(97,171)	0.58	(459,035)	0.84	(225,999)	0.79
Expired/cancelled	(487,149)	1.03	(411,741)	1.27	(208,500)	1.94
Outstanding, end of year	3,817,147	$0.99	3,501,467	$1.16	2,443,410	$1.51

The following summarizes information about stock options outstanding as of March 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise price	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.48-0.62	1,740,829	2.4	$0.56	1,491,411	$0.56
$0.88-0.99	1,325,668	2.7	0.91	816,865	0.92
$1.22-1.36	225,650	1.9	1.29	217,318	1.29
$1.53-2.62	525,000	1.4	2.50	525,000	2.50
	3,817,147	2.3	$0.99	3,050,594	$1.04

(10) Income Taxes

The income tax provision consists of the following:

	Years Ended March 31,		
	2003	2002	2001
Current income tax expense	$1,701,438	$1,712,277	$2,236,258
Future income tax expense	(913,126)	143,267	981,113
	$ 788,312	$1,855,544	$3,217,371

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The difference between the amount of the reported income tax provision and the amount computed by multiplying the income before income taxes by the Company's applicable statutory tax rate of approximately 38% (2002—39%; 2001—42%) is reconciled as follows:

	Years Ended March 31,		
	2003	2002	2001
Income tax expense using the Company's statutory tax rates	$ 762,020	$1,174,133	$ (867,609)
Income taxed in foreign jurisdictions	(506,289)	58,430	(42,504)
Write-off of losses previously tax benefited	—	—	1,730,692
Temporary differences not tax-benefited	485,805	333,706	1,618,355
Amortization of goodwill	—	377,188	419,746
Other	46,776	(87,913)	(81,072)
Write-off of disputed income tax receivable	—	—	439,763
	$ 788,312	$1,855,544	$3,217,371

The sources of significant temporary differences that give rise to the future tax assets and liabilities are as follows:

	March 31,	
	2003	2002
Future tax assets—current:		
State taxes paid/deductible in future	$ 133,110	$ 138,117
Inventories	1,860,779	763,246
Accounts receivable	205,633	1,419,535
Accruals and reserves	733,384	—
Other	97,646	—
	3,030,550	2,320,898
Less valuation allowance	—	250,063
Net future tax assets—current	$ 3,030,550	$ 2,070,835
Future tax assets—noncurrent:		
Tax loss carryforwards	$10,547,182	$ 9,710,372
Capital assets	240,698	218,488
Goodwill & Intangibles	792,099	712,847
Deferred financing fees	269,149	661,311
Unclaimed scientific research expenditures	162,539	149,898
Investment in Swap IT	83,583	—
Other	72,263	—
	12,167,512	11,452,916
Less valuation allowance	12,047,321	11,452,916
Net future tax assets—noncurrent	$ 120,191	$ —
Future tax liabilities—noncurrent:		
Future inventory deduction	$ 206,020	$ 136,886

The valuation allowance for future tax assets as of March 31, 2003 and 2002 was $12,047,321 and $11,702,979, respectively. The net change in the total valuation allowance for the year ended March 31, 2003 was an increase of $344,342. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the future tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003. The amount of future tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company has noncapital income tax losses of $11,751,000, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	$ 646,000
2005	654,000
2006	500,000
2007	1,600,000
2008	3,691,000
2009	2,233,000
2010	2,427,000
	$11,751,000

The Company also has net capital tax losses of approximately $1,975,000, which are available indefinitely to offset capital gains.

The Company's Canadian subsidiary has noncapital income tax losses of $19,133,500, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	$ 3,750,000
2005	1,873,000
2006	4,500
2007	638,000
2008	7,218,000
2009	5,645,000
2010	5,000
	$19,133,500

The Company is undergoing tax audits of the 1996 to 1998 taxation years. No reassessments have been received and the outcome of the audits is not determinable at this time.

One of the Company's foreign subsidiaries' tax filings for prior taxation years are being reviewed by foreign tax authorities. No assessments have been received by the Company's foreign subsidiary and the outcome of this review is not determinable at this time.

During the years ended March 31, 2002 and 2001, and a portion of the year ended March 31, 2003 the Company operated one of its foreign subsidiaries on the basis that its operations in certain jurisdictions are exempted from taxation in these jurisdictions. The Company understands that its tax position with respect to these jurisdictions is subject to challenge and or change by the applicable foreign tax authority.

The Company believes it has adequately provided for these contingencies in its consolidated financial statements.

(11) Commitments and Contingencies

Leases

The Company is obligated under certain non-cancelable operating leases, primarily for warehouses and office space. Rent expense for operating leases was approximately $1,255,000, $914,000 and $709,000 for the years ended March 31, 2003, 2002 and 2001, respectively. Annual future minimum rental payments required under operating leases as of March 31, 2003 are as follows:

Year ending March 31:	
2004	$1,006,000
2005	873,000
2006	848,000
2007	171,000
2008	—
	$2,898,000

Future minimum rentals to be received under non-cancelable subleases were approximately $261,000 as of March 31, 2003.

Royalty and License Agreements

The Company has licensing agreements to utilize existing design and utility technology with its products. The Company also has royalty agreements for use of licensed trademarks and celebrity endorsements. These agreements have royalty and licensing fees based on different percentages of certain types of sales or a predetermined amount per unit. The minimum royalty payable under these agreements for fiscal year 2004 is approximately $1,300,000.

Legal Proceedings

On February 10, 2003, Electro Source, LLC ("Electro Source") filed a complaint against Mad Catz, Inc., a wholly-owned subsidiary of the Company ("MCI"), and Fire International Ltd. ("Fire International"), as well as other individual defendants, in the Superior Court in Los Angeles County, California entitled, *Electro Source, LLC v. Fire International, Ltd., et al.*, Case No. BC 290076. In its complaint, Electro Source asserted claims against MCI for misappropriation of trade secrets, conspiracy to defraud, interference with contractual relationship and interference with prospective economic advantage in connection with Fire International's agreement to supply Mad Catz with product to be marketed under the Company's GameShark brand and the termination of Fire International's prior business relationship with Electro Source.

Electro Source moved for a temporary restraining order to prevent MCI from marketing or otherwise distributing the GameShark products. After a hearing on the matter, the Court denied Electro Source's motion and refused to enter the temporary restraining order. Trial has been set for April 14, 2004. The case is currently in the early stages of discovery. The Company intends to vigorously defend this matter.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other

There are a number of legal actions against the Company, none of which, in the opinion of management, is expected to have a material adverse impact on the financial position or results of operations of the Company.

(12) Segmented Data

The Company's sales and capital assets are attributed to the following countries:

	Years Ended March 31,		
	2003	2002	2001
Net sales:			
Canada	$ 4,510,916	$ 1,450,556	$ 1,779,267
United States	66,394,503	71,743,787	46,702,230
International	20,752,447	10,142,791	9,990,599
	$91,657,866	$83,337,134	$58,472,096

Revenue is attributed to countries based on the location of the customer. During the year, the Company sold a total of 34% of its products to two customers (2002—48% to two customers; 2001—43% to two customers).

	2003	2002
Capital assets:		
Canada	$ 3,782	$ 1,175
United States	1,607,360	1,830,877
International	118,168	87,697
	$1,729,310	$1,919,749

(13) Canadian and United States Accounting Policy Differences

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) as applied in Canada. In certain respects, GAAP as applied in the United States differs from that applied in Canada.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of net income determined in accordance with generally accepted accounting principles in Canada to net income determined under accounting principles generally accepted in the United States are described below:

	2003	2002
Income from continuing operations, as reported	$1,210,692	$1,184,676
Stock-based compensation (a)	419,820	(517,270)
Income from continuing operations in accordance with United States accounting principles	$1,630,512	$ 667,406
Gain from discontinued operations, as reported	$ —	$ 302,095
Net income in accordance with United States accounting principles	$1,630,512	$ 969,501
Cumulative translation adjustment	1,357,962	(290,129)
Comprehensive income in accordance with United States accounting principles	$2,988,474	$ 679,372
Net income per share in accordance with United States accounting principles:		
Basic and diluted	$ 0.03	$ 0.02

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below. During the year ended March 31, 2001, there were no material differences between Canadian and United States GAAP.

(a) Stock-Based Compensation

For United States GAAP purposes, the Company measures compensation using the intrinsic value method as specified by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. In September 2001, upon approval by the shareholders of the Company, an aggregate of 912,000 options with exercise prices ranging from Cdn. $0.94 to Cdn. $3.25 were repriced to Cdn. $0.84. An additional 100,000 options at Cdn. $2.00 were repriced to Cdn. $0.90. At March 31, 2003 and 2002, the number of repriced options that had not been exercised or cancelled totaled 792,501 and 859,501, respectively. Under United States GAAP, subsequent to the repricing, these options would be considered variable. Based on the March 31, 2003 and 2002 share prices, the Company would recognize income of $419,820 and expense of $517,270 related to the repricing of the above noted options for the years ended March 31, 2003 and 2002, respectively. Under Canadian GAAP there is no compensation expense recorded for the stock option repricing. Shareholder's equity under U.S. GAAP would be as reported under Canadian GAAP.

(b) Income Taxes

Included in the caption "Provision for income taxes" is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only measured for enacted tax rates. There is no impact of applying substantively enacted tax rates in 2003, 2002 and 2001.

(c) Income Before Goodwill Charges

United States GAAP requires that amortization be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before this item. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before this item.

(d) Impact of Recent United States Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") published interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45").* FIN 45 expands on the accounting guidance of statements No. 5, 57 and 107 and incorporates without change the provisions of FASB interpretation No. 34, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements with respect to interim or annual periods ending after December 15, 2002. The Company adopted the provisions of FIN 45 in fiscal 2003. Our adoption of FIN 45 had no impact on its results of operations or disclosures in its financial statements.

In January 2003, the FASB published interpretation No. 46, *Consolidation of Variable Interest Entities ("FIN 46"),* FIN 46, to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable interest entity (including a special purpose entity such as that utilized in an accounts receivable securitization transaction) by a company that bears the majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the variable interest entity's residual returns or both. The provisions of FIN 46 are required to be adopted in fiscal 2004. The Company does not believe the adoption of FIN 46 will have a material impact on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a company will recognize a gain or loss on settlement. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The Company does not expect implementation of SFAS No. 143 to have a significant effect on its results of operation or consolidated financial condition.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"),* which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS 149 to have a material impact on its financial position and results of operations.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150").* SFAS 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this statement to have a material impact on its financial position and results of operations.

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DIRECTORS & OFFICERS AND CORPORATE INFORMATION


MADCATZ®

BOARD OF DIRECTORS

_Patrick Brigham
Chairman, Mad Catz Interactive, Inc. / President Hartay Enterprise, Inc.

_Don Lenz
Managing Director
Brompton Securities Ltd.

_Gary McWhinnie
Businessman

_Morris Perlis
President & Chief Executive Officer

_Brendan Ryan
President & Chief Executive Officer
Foote, Cone and Belding Worldwide

OFFICERS MAD CATZ INTERACTIVE, INC.

_Morris Perlis
President & Chief Executive Officer

_Darren Richardson
Executive Vice President

_Cyril Talbot III
Chief Financial Officer

MANAGEMENT MAD CATZ, INC.

_Darren Richardson
President and Chief Operating Officer

_Cyril Talbot III
Chief Financial Officer

_Tom Roberts
Senior Vice President

_Warren Cook
Senior Vice President Sales

_Whitney Peterson
Vice President Corporate Development and Corporate Counsel

SHAREHOLDER INFORMATION

For a copy of the Annual Report, Interim Reports and/or any other investor related material contact:

Jafoni & Collins
104 Fifth Avenue
14th Floor
New York, NY 10011
phone : 212.835.8500
facsimile : 212.835.8525

Transfer Agent and Registrar Inquiries regarding change of address, registered shareholdings, share transfers, lost certificates, and duplicate mailings should be directed, as appropriate, to:

Computershare Trust Company of Canada
100 University Avenue
11th Floor
Toronto, Canada M5J 2Y1

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange: MCZ
American Stock Exchange: MCZ

LEGAL COUNSEL

Lang Michener
Barrister & Solicitors –
Patent and Trade Mark Agents
BCE Place, P.O. Box 747
Suite 2500
181 Bay Street, Toronto
Ontario M5J 2T7

AUDITORS

KPMG LLP
750 B Street
Suite 1500
San Diego, California 92101

CORPORATE OFFICES

141 Adelaide Street
Suite 400
Toronto, Ontario Canada
phone : 416.368.4449
facsimile : 416.368.7779

7480 Mission Valley Road
Suite 101
San Diego, California
92108 USA
phone : 619.683.9830
facsimile : 619.683.9839

ANNUAL MEETINGS

Our Annual Meeting of Shareholders will be held on Wednesday, August 20 at 10:00 a.m. at Lang Michener Barristers & Solicitors, 181 Bay Street
Toronto, Ontario M5J 2T7

WEBSITE

www.madcatz.com


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MAD CATZ INTERACTIVE, INC.






MAD CATZ®